EXHIBIT 99.1

FIRST QUARTER REPORT 2012 MAY 2, 2012 Based on IFRS and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, please see the Company’s website, www.barrick.com.

Barrick Reports First Quarter 2012 Financial and Operating Results

Highlights

  First Quarter 2012 Financial Highlights

•   Reported net earnings of $1.03 billion ($1.03 per share), a three percent increase from $1.00 billion ($1.00 per share) in the first quarter of 2011 and adjusted net earnings of $1.09 billion ($1.09 per share)[1], an eight percent increase from $1.00 billion ($1.01 per share) in same prior year period

•   EBITDA of $2.0 billion[1], a nine percent increase from $1.83 billion in the first quarter of 2011

•   Operating cash flow of $1.27 billion and adjusted operating cash flow of $1.37 billion[1] compare to $1.44 billion for both reported and adjusted operating cash flow in the first quarter of 2011

  First Quarter 2012 Operating Highlights

•   Gold and copper production of 1.88 million ounces and 117 million pounds, respectively

•   Gold total cash costs of $545 per ounce[1] and net cash costs of $432 per ounce[1]

•   Gold total cash margins of $1,146 per ounce[1], up 20 percent from $952 per ounce in the first quarter of 2011 and net cash margins of $1,259 per ounce[1], up 16 percent from $1,081 per ounce in the same prior year period

•   Copper C1 cash costs of $2.08 per pound[1] and copper cash margins of $1.70 per pound[1]

  Full Year 2012 Operating Outlook

•   Barrick maintains its full year 2012 gold production guidance of 7.3-7.8 million ounces at total cash costs of $520-$560 per ounce and net cash costs of $400-$450 per ounce[2].

•   The company expects full year 2012 copper production of 550-600 million pounds at C1 cash costs of $1.90-$2.20 per pound.

  Increasing Gold and Copper Reserves through Exploration and Selective Acquisitions

•   The major exploration programs at Goldrush (formerly known as Red Hill-Goldrush) and Turquoise Ridge in Nevada and at the Lumwana mine in Zambia comprise about 40 percent of the 2012 budget of $450-$490 million. During the first quarter, Barrick made substantial drilling progress at each of these sites, and results to date continue to confirm expectations.

  Investing in and Developing High Return Projects

•   Barrick continued to advance construction at Pueblo Viejo and Pascua-Lama, with first production expected in mid-2012 and mid-2013, respectively. Combined, Pueblo Viejo and Pascua-Lama are expected to generate average annual production of 1.5 million ounces to Barrick’s account with total average annual EBITDA of approximately $2.5 billion in their first full five years.

  Returning Capital to Shareholders

•   Consistent with Barrick’s practice of paying a progressive dividend, the Board of Directors has authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share. The company’s strong earnings and operating cash flow, combined with its positive outlook on the gold price, enables it to continue to make high return investments in its projects and also increase its dividend. Over the last six years, Barrick has had a consistent track record of returning capital to shareholders, increasing its dividend by approximately 260%[3] on a quarterly basis.

  Change in Senior Management

•   The company announced today the retirement of Executive Vice President and Chief Operating Officer (COO) Peter Kinver. Igor Gonzales, previously President of Barrick’s South America region, has been appointed Executive Vice President and COO effective May 2. Mr. Kinver will remain with the company until June 30 to assist in an orderly transition. He will also act as an advisor to Barrick for the duration of construction activities at the Pueblo Viejo and Pascua-Lama projects.

[1]

Adjusted net earnings, EBITDA , adjusted operating cash flow, total cash costs and net cash costs per ounce, C1 cash costs per pound, gold total cash margins and net cash margins per ounce, and copper cash margins per pound are non-GAAP measures. See pages 37-41 of Barrick’s Q1 2012 Report. Copper “total cash costs per pound” have been replaced with “C1 cash costs per pound”. The primary difference between C1 cash costs per pound and the previous total cash costs per pound calculation is that royalties and non-routine charges are excluded from C1 cash costs per pound. See page 2 of Barrick’s Q1 2012 press release.

[2]	Based on an assumed realized copper price of $3.50 per pound in 2012.
[3]	Calculated based on converting the 2006 semi-annual dividend of 11 cents per share to a quarterly equivalent.

BARRICK FIRST QUARTER 2012	PRESS RELEASE

FINANCIAL AND OPERATING RESULTS

“We made good progress on a number of areas in the quarter,” stated Aaron Regent, Barrick’s President and Chief Executive Officer. “We had good operating performance, which translated into solid financial results and further advanced our projects under construction with Pueblo Viejo and Jabal Sayid to start producing this year and Pascua-Lama in the middle of next year. We also progressed our exploration program, which continues to increase our resource base, improved our liquidity and returned more capital back to shareholders with a further increase in our dividend.”

First quarter 2012 adjusted net earnings increased eight percent to $1.09 billion, or $1.09 per share, from $1.00 billion, or $1.01 per share, from the same period last year, reflecting a higher average realized gold price. Reported net earnings include $93 million in impairment charges primarily related to the write down of an investment in Highland Gold, partially offset by $36 million in gains from the sale of assets, foreign exchange gains and unrealized gains on non-hedge derivative instruments. Adjusted net earnings for the quarter translated to an annualized return on equity of approximately 18 percent4.

EBITDA increased nine percent to $2.0 billion for the first quarter from $1.83 billion in the same prior year period. Operating cash flow of $1.27 billion and adjusted operating cash flow of $1.37 billion for the quarter compare to operating cash flow and adjusted operating cash flow of $1.44 billion in the first quarter of 2011. Operating cash flow was reduced by an increase in working capital balances, primarily due to the timing of gold sales and increased income tax payments.

The realized gold price for the first quarter was $1,691 per ounce4, 22 percent higher than the same prior year period. Gold total cash margins increased 20 percent to $1,146 per ounce from $952 per ounce in the first quarter of 2011. Net cash margins increased 16 percent to $1,259 per ounce from $1,081 per ounce in the first quarter of 2011. First quarter copper cash margins of $1.70

[4]	Return on equity and average realized price per ounce/pound are non-GAAP financial measures. See pages 37-41 of Barrick’s Q1 2012 Report.

per pound compare to $3.00 per pound in the prior year period and reflect lower realized prices and higher C1 cash costs, primarily due to the inclusion of production from the Lumwana mine. Realized copper prices in the first quarter benefited from provisional pricing adjustments of about $0.19 per pound due to the increase in market copper prices from year end 2011 levels.

First quarter gold production was 1.88 million ounces of gold at total cash costs of $545 per ounce and net cash costs of $432 per ounce. Barrick maintains its full year gold production guidance of 7.3-7.8 million ounces at total cash costs of $520-$560 per ounce and net cash costs of $400-$450 per ounce.

Gold production in the second quarter is expected to be lower than the first quarter, primarily due to mine sequencing at Lagunas Norte and Cortez and planned maintenance of the roaster at Goldstrike. Gold production is expected to increase during the second half of 2012 mainly as a result of Goldstrike and Lagunas Norte returning to higher production levels and the commencement of production at Pueblo Viejo. Second quarter total cash costs per ounce are expected to be higher than the first quarter as a result of lower anticipated production levels; total cash costs per ounce are anticipated to decrease from second quarter levels in the second half of 2012 as lower cost mines contribute to a greater proportion of company production.

First quarter copper production was 117 million pounds at C1 cash costs of $2.08 per pound, primarily due to lower production at Lumwana as a result of poor ground conditions from the wet season, which are also having an effect on the second quarter. In addition, Q2 production is anticipated to be impacted by planned maintenance activities.

Starting in the first quarter, the company has adopted the Brook Hunt & Associates C1 cash cost methodology for calculating copper cash costs per pound in order to conform its presentation to other significant copper producers. The primary difference between C1 cash costs and the previous total cash costs per pound calculation is that

BARRICK FIRST QUARTER 2012	2	PRESS RELEASE

royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. Based on the C1 cash cost methodology, original copper guidance would have been in the range of $1.80-$2.10 per pound. Due to higher than expected production costs at Lumwana, full year 2012 C1 cash costs are anticipated to be $1.90-$2.20 per pound5.

In the second half of the year, total copper production is expected to increase, primarily due to higher production at Lumwana and the start up of Jabal Sayid. Full year copper production is anticipated to be 550-600 million pounds in 2012.

PRODUCTION AND COSTS

North America Regional Business Unit

North America produced 0.89 million ounces at total cash costs of $485 per ounce in the first quarter. Cortez production of 0.42 million ounces at total cash costs of $304 per ounce in the first quarter exceeded expectations on higher than budgeted grades from the Cortez Hills underground.

Goldstrike produced 0.24 million ounces at total cash costs of $546 per ounce. During the first quarter, Goldstrike production was impacted by increased maintenance activities and construction at the autoclaves in order to accommodate the thiosulfate technology intended to extend their operational life. Second quarter production is expected to be similar to the first quarter, primarily due to planned maintenance at the roaster. Goldstrike’s production is anticipated to be higher in the second half of 2012, primarily due to the mine accessing higher grade underground ore. Full year 2012 production for the North America region is expected to be 3.425-3.60 million ounces at total cash costs of $475-$525 per ounce.

South America Regional Business Unit

South America produced 0.45 million ounces at total cash costs of $421 per ounce in the first quarter. The Veladero mine produced 0.21 million

[5]

The company has also introduced the non-GAAP measure of “C3 fully allocated costs per pound” based on Brook Hunt’s methodology. C3 fully allocated costs per pound, which include C1 cash costs plus depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges, are expected to be $2.70-$3.00/lb in 2012.

ounces at total cash costs of $461 per ounce. The Lagunas Norte operation contributed 0.21 million ounces at total cash costs of $284 per ounce. The second quarter is expected to be the lowest production quarter of the year for Lagunas Norte, primarily due to mine sequencing. Production will begin ramping up to higher levels starting in the third quarter as the operation moves into a higher grade area. In 2012, South America production is expected to be 1.55-1.70 million ounces at total cash costs of $430-$480 per ounce.

Australia Pacific Regional Business Unit

Australia Pacific produced 0.43 million ounces at total cash costs of $748 per ounce in the first quarter. The Porgera mine produced 0.10 million ounces at total cash costs of $826 per ounce. Production from Porgera in the first quarter was impacted by operational disruptions, including power supply interruptions. Porgera’s production is expected to increase starting in the second quarter. Australia Pacific production is anticipated to be 1.80-1.95 million ounces at total cash costs of $700-$750 per ounce in 2012.

African Barrick Gold plc (ABG)

First quarter attributable production from ABG was 0.11 million ounces at total cash costs of $925 per ounce, reflecting expected mine sequencing for 2012. Increased production levels are anticipated for the second half of the year. Barrick’s share of 2012 production is expected to be 0.500-0.535 million ounces at total cash costs of $790-$860 per ounce.

Copper

The Zaldívar copper mine in Chile produced 76 million pounds at C1 cash costs of $1.51 per pound in the first quarter. The Lumwana mine in Zambia produced 41 million pounds at C1 cash costs of $3.15 per pound. Production and C1 cash costs at Lumwana were impacted by lower mining rates primarily as a result of poor ground conditions from the wet season, which are also having an effect in the second quarter. In addition, Lumwana’s Q2

BARRICK FIRST QUARTER 2012	3	PRESS RELEASE

production is anticipated to be impacted by planned mill maintenance.

In the second half of the year, total copper production is expected to increase, primarily due to the commencement of mining at the large Chimiwungo deposit at Lumwana and the start up of Jabal Sayid.

The company has floor protection on approximately half of its expected copper production for the remainder of 2012 at an average floor price of $3.75 per pound6 and has full participation to any upside in copper prices.

Currency and Fuel Price Protection

Approximately 60 percent of Barrick’s consolidated production costs are denominated in US dollars. The largest single currency exposure for the company is the Australian dollar/US dollar exchange rate. Barrick is substantially hedged on its remaining Australian operating and administrative expenditures for 2012 at an effective average rate of $0.81. The company is also 84 percent hedged on 2013 expected Australian operating expenditures at an effective average rate of $0.79. Additional hedge coverage is also in place for 2014-2016 at levels below current rates.

The company also has mitigated the impact of higher crude oil prices through the use of financial contracts and production from Barrick Energy. The Barrick Energy contribution, along with the financial contracts, provides hedge protection for approximately 80 percent of the expected remaining 2012 fuel consumption.

INCREASING GOLD AND COPPER RESERVES THROUGH EXPLORATION AND SELECTIVE ACQUISITIONS

The 2012 exploration budget increased to $450-$490 million from the prior year actual expenditure of $350 million as a result of exploration success in 2011. The major exploration programs at Goldrush, Turquoise Ridge and Lumwana comprise about 40 percent of the budget. These programs have large drill campaigns, which are expected to add and upgrade gold and copper resources in 2012-2013.

[6]	The average realized price on total 2012 production is expected to be reduced by approximately $0.13 per pound as a result of the net premium paid for these positions.

In Nevada, over 50 drill rigs are operating currently, 11 of which are located at Goldrush. More than 20 percent of 2012 planned drilling has been completed to date (101,000 feet of 468,000 planned). Drilling 400 feet west of Goldrush and 3,000 feet to the south has revealed good indicators of strong mineralization, and the limits of the mineralized system have not yet been defined. Infill drilling to upgrade the resource is in line with expectations.

At the 75 percent-owned Turquoise Ridge operation in Nevada, resource definition drilling has ramped up to 14 drill rigs, which have completed over 91,000 feet (22 percent) of planned 2012 drilling. Drilling in 2012 is targeting resource upgrades and additions. This drilling is an important component in evaluating the potential to develop a large scale open pit that would operate simultaneously with the high grade underground mine. The open pit project has the potential to significantly increase annual production. A prefeasibility study is expected to be completed by the end of 2012.

At Lumwana, drill rates have now doubled at the Chimiwungo deposit since the fourth quarter of 2011. Approximately 35 percent of the 18 month drill program to the end of 2012 has been completed (109,000 meters of 314,000 meters planned). Results to date are in line with expectations and continue to confirm and extend the size and thickness of the mineralized zones, including the thickened, high grade Equinox and Roan ore shoots. Drilling is expected to increase and will continue to focus on upgrading and adding resources. We expect to complete a prefeasibility study by the end of 2012 on the expansion opportunity, which has the potential to double processing rates.

INVESTING IN AND DEVELOPING HIGH RETURN PROJECTS

Barrick has targeted growth in gold production to about 9 million ounces7 in 2016, driven primarily by Pueblo Viejo and Pascua-Lama. Once at full

[7]

The target of 9 Moz of annual production by 2016 reflects a current assessment of the expected production and timeline to complete and commission Barrick’s projects currently in construction (Pueblo Viejo and Pascua-Lama) and the company’s current assessment of existing mine site opportunities, some of which are sensitive to metal price and various capital and input cost assumptions.

BARRICK FIRST QUARTER 2012	4	PRESS RELEASE

capacity, these two mines are expected to contribute average annual gold production of approximately 1.5 million ounces. The company’s total cash costs are also anticipated to benefit from new, low cost production from these two world-class assets. Together, they are expected to generate average annual EBITDA of about $2.5 billion8 in their first full five years.

Pueblo Viejo

At the 60 percent-owned Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012. Overall construction is currently about 93 percent complete. At the end of the first quarter, approximately 90 percent of the mine construction capital of $3.6-$3.8 billion9 (100 percent basis) or $2.2-$2.3 billion (Barrick’s 60 percent share) had been committed. About 15 million tonnes of ore, representing approximately 1.7 million contained gold ounces, have been stockpiled to date. The tailings facility has now received all necessary approvals to permit construction of the starter dam to its full design height. With power being connected to the site in the first quarter, the first two autoclaves are now undergoing pre-commissioning testing and along with the oxygen plant are expected to be commissioned in the second quarter. As part of a longer-term, optimized power solution for Pueblo Viejo, the company has started construction of a 215 MW dual fuel power plant at an estimated incremental cost of approximately $300 million (100 percent basis) or $180 million (Barrick’s 60 percent share). The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to liquid natural gas. The new plant is expected to provide lower cost, long term power to the mine.

Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces of gold to Barrick at total cash costs of $400-$500 per ounce10 starting mid-year 2012 as it ramps up to full production in 2013. Barrick’s 60 percent share of

[8]	Based on a $1,600 per ounce gold price, a $30 per ounce silver price and a $100/bbl oil price and estimated average annual production in the first full five years once both mines are at full capacity.
[9]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.
[10]

Based on gold and oil price assumptions of $1,700/oz and $100/bbl, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce11.

Pascua-Lama

At the Pascua-Lama project, about 70 percent of the previously announced mine construction capital of $4.7-$5.0 billion12 has been committed. First production is anticipated in mid-2013. The project is being impacted by labor and commodity cost pressures, primarily as a result of: high inflation in Argentina, and to a lesser extent, Chile, competition for skilled labor and lower than expected labor productivity in underground development. Barrick has added experienced supervisors and miners from its North American and South American regions to the project team, increased oversight of external contractors, accelerated procurement of long lead items and necessary equipment. In conjunction with these activities, the company intends to complete a detailed capital cost and schedule review in the second quarter of 2012.

In Chile, earthworks construction was approximately 97 percent complete and in Argentina, about 73 percent complete at the end of the first quarter. During the quarter, the initial phase of pioneering road construction was completed, which will help enable the planned commencement of pre-stripping in the second quarter. About 45 percent of the concrete has been poured at the processing facilities in Argentina and approximately 20 percent of the structural steel has been erected to date. Occupancy of the construction camps in Chile and Argentina continues to ramp up with 6,800 beds available by the end of the first quarter. The camps are expected to reach their full capacity of about 10,000 beds in mid-2012. Average annual gold production from Pascua-Lama is expected to be 800,000–850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce12 based on a silver price of $25 per ounce. For every $1 per ounce increase in the silver price, total cash costs

[11]	Based on gold and oil price assumptions of $1300/oz and $100/bbl, respectively. Does not include escalation for inflation.
[12]	Based on gold, silver and oil price assumptions of $1,300/oz, $25/oz, and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1. Does not include escalation for inflation.

BARRICK FIRST QUARTER 2012	5	PRESS RELEASE

are expected to decrease by about $35 per ounce over this period.

Jabal Sayid

Overall construction of the Jabal Sayid copper project in Saudi Arabia was about 85 percent complete at the end of the first quarter. Subject to receipt of final permitting approvals, the operation is expected to enter production in the second half of 2012 at total mine construction capital of approximately $400 million13, of which 80 percent had been committed at the end of the first quarter. Bulk earthworks were about 96 percent complete and approximately 214 thousand tons of underground ore have been mined, representing about 10.6 million contained pounds of copper at the end of the first quarter. Jabal Sayid is expected to produce 35-45 million pounds of copper in 2012 at C1 cash costs of $2.15-$2.50 per pound14. Average annual production from Lodes 2 and 4 is expected to be 100-130 million pounds over the first full five years of operation at C1 cash costs of $1.50-$1.70 per pound15.

PROJECTS IN FEASIBILITY

Cerro Casale

At the Cerro Casale project in Chile, the Environmental Impact Assessment (EIA) permitting process is expected to be completed by the end of 2012. Following the approval of the EIA, Barrick will consider a construction decision, commencement of detailed engineering and sectoral permitting.

Barrick’s 75 percent share of average annual production from Cerro Casale is anticipated to be 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at total cash costs of $200-$250 per ounce16. Estimated mine construction capital is approximately $6.0 billion (100 percent basis)16.

[13]	Based on copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively.
[14]

Based on copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. The 2012 C1 cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

[15]	Based on copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. Does not include escalation for inflation.
[16]	Based on gold, copper and oil prices of $1,300/oz, $3.25/lb and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1. Does not include escalation for inflation.

Donlin Gold

At the 50 percent-owned Donlin Gold project in Alaska, management is working to conclude negotiations on a surface land use agreement, at which time, the Board of Donlin Gold LLC is expected to accept the revised feasibility study. Mine construction capital is estimated to be approximately $6.7 billion (100 percent basis)17, which includes a natural gas pipeline that is anticipated to lower long term power costs and offer a better environmental and operational solution for power. Donlin Gold is anticipated to produce an average of about 1.5 million ounces of gold annually (100 percent basis) in its first full five years of operation.

Other Projects

Prefeasibility studies are expected to be completed for the Turquoise Ridge open pit project and the Lumwana expansion by the end of 2012 and in the first quarter of 2013 for the Lagunas Norte deep sulfides and the Zaldívar deep sulfides.

RETURNING CAPITAL TO SHAREHOLDERS

Barrick continued to generate strong adjusted operating cash flow of approximately $1.4 billion in the quarter, maintains the gold industry’s highest credit rating and closed the quarter with a cash balance of about $2.7 billion. Barrick’s strong financial results, combined with its positive outlook on the gold price, enable it to continue to make high return investments in its projects and also increase the dividend. The Board of Directors has authorized a quarterly dividend of 20 cents per share, which represents a 33% increase from the previous quarterly dividend. Over the last six years, the company has had a consistent track record of returning capital to shareholders, increasing its dividend by about 260% on a quarterly basis18. The quarterly dividend is payable on June 15, 2012 to shareholders on record as of the close of business on May 31, 2012.

[17]	Does not include escalation for inflation.
[18]

The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK FIRST QUARTER 2012	6	PRESS RELEASE

CHANGE IN SENIOR MANAGEMENT

The company announced today the retirement of Executive Vice President and COO Peter Kinver. Igor Gonzales, previously President of Barrick’s South America region, has been appointed Executive Vice President and COO effective May 2. Mr. Kinver will remain with the company until June 30 to assist in an orderly transition. He will also act as an advisor to Barrick for the duration of construction activities at the Pueblo Viejo and Pascua-Lama projects.

“Since joining in 2003, Peter has managed the company’s operations through a period of significant growth. Under his leadership, Barrick has met production guidance for nine consecutive years, reflecting a strong focus on operational excellence,” said Aaron Regent. “He oversaw the construction of six new mines in five different countries and successfully led the integration of Placer Dome’s operations into Barrick’s global portfolio.”

Mr. Gonzales joined Barrick in 1998 and has served as President of the company’s South America region since 2005. He has more than 30 years of experience in the mining industry and has played a key role in the successful growth of Barrick’s South American business unit. Mr. Gonzales and his team have also been integral to the development of the Pascua-Lama project.

“Under Igor’s leadership, the South America region has consistently demonstrated strong performance in production, cost control, project development and in the corporate social responsibility arena where he has focused on building positive relationships with local communities, through increased engagement and new initiatives to promote sustainable economic development. His background and experience make him an ideal choice for this position,” said Mr. Regent.

CONTINUALLY IMPROVING CSR PRACTICES

During the first quarter, Barrick announced the establishment of its Corporate Social Responsibility (CSR) Advisory Board and named five distinguished individuals to serve as inaugural members. The Advisory Board will provide external advice and guidance to Barrick management on the company’s global CSR performance and evolving best practices in CSR and also act as a sounding board on a broad range of CSR matters, including community relations, sustainable development, the environment, human rights and security and stakeholder engagement.

Advisory Board members reflect a diversity of CSR expertise and stakeholder groups. Members will provide advice in an individual capacity, rather than on behalf of any organization or stakeholder group. They have been chosen based on their in-depth knowledge of social and environmental best practices for international companies and their understanding of the key issues affecting the mining industry.

* * * *

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK FIRST QUARTER 2012	7	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended March 31,
(Unaudited)	2012	2011
Operating Results
Gold production (thousands of ounces)[1]	1,881	1,957
Gold sold (thousands of ounces)	1,783	1,862
Per ounce data
Average spot gold price	$ 1,691	$1,386
Average realized gold price[2]	1,691	1,389
Net cash costs[2]	432	308
Total cash costs[2]	545	437
Depreciation[3]	178	142
Other[4]	14	16
Total production costs	737	595
Copper credits	113	129
Copper production (millions of pounds)	117	75
Copper sold (millions of pounds)	119	80
Per pound data
Average spot copper price	$ 3.77	$4.38
Average realized copper price[2]	3.78	4.25
C1 cash costs[2]	2.08	1.25
Depreciation[3]	0.46	0.24
Other[5]	0.13	(0.03)
C3 fully allocated costs[2]	2.67	1.46
Financial Results (millions)
Revenues	$ 3,644	$3,087
Net earnings[6]	1,029	1,001
Adjusted net earnings[2]	1,086	1,004
EBITDA[2]	1,997	1,828
Operating cash flow	1,272	1,439
Adjusted operating cash flow[2]	1,374	1,439
Per Share Data (dollars)
Net earnings (basic)	1.03	1.00
Adjusted net earnings (basic)[2]	1.09	1.01
Net earnings (diluted)	1.03	1.00
Weighted average basic common shares (millions)	1,000	999
Weighted average diluted common shares (millions)[7]	1,002	1,001
Return on equity[2]	18%	20%
	As at	As at
	March 31,	December 31,
	2012	2011
Financial Position (millions)
Cash and equivalents	$ 2,665	$ 2,745
Non-cash working capital	161	2,335
Adjusted debt[2]	13,062	13,058
Net debt[2]	10,411	10,320
Average shareholders’ equity	23,767	21,418

[1]    Production includes our equity share of gold production at Highland Gold.

[2]     Realized price, net cash costs, total cash costs, C1 cash costs, C3 fully allocated costs, adjusted net earnings, EBITDA, adjusted operating cash flow, adjusted debt, net debt, and return on equity are non-GAAP financial performance measures with no standard definition under IFRS. See pages 37-41 of the Company’s MD&A.

[3]    Represents equity amortization expense divided by equity ounces of gold sold or pounds of copper sold.

[4]     Represents the Barrick Energy gross margin divided by equity ounces of gold sold.

[5]    For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 38 of the Company’s MD&A.

[6]     Net earnings represents net income attributable to the equity holders of the Company.

[7]    Fully diluted includes dilutive effect of stock options.

BARRICK FIRST QUARTER 2012	8	SUMMARY INFORMATION

Production and Cost Summary

	$000000	$000000	$000000	$000000
	Gold Production (attributable ounces) (000’s)		Total Cash Costs ($/oz)

	Three months ended March 31,		Three months ended March 31,

(Unaudited)	2012	2011	2012	2011

North America	888	862	$ 485	$ 396
South America	451	498	421	340
Australia Pacific	426	459	748	585
African Barrick Gold[3]	107	129	925	658
Other	9	9	-	-

Total	1,881	1,957	$ 545	$ 437

	Copper Production (attributable pounds) (Millions)		C1 Cash Costs ($/lb)
	Three months ended March 31,		Three months ended March 31,

(Unaudited)	2012	2011	2012	2011
Total	117	75	$ 2.08	$ 1.25

	Total Gold Production Costs ($/oz)
	Three months ended March 31,

(Unaudited)	2012	2011
Direct mining costs at market foreign exchange rates	$ 593	$ 481
Gains realized on currency hedge and commodity hedge/economic hedge contracts	(57)	(46)
Other[2]	(14)	(16)
By-product credits	(17)	(18)
Copper credits	(113)	(129)
Cash operating costs, net basis	392	272
Royalties	40	36
Net cash costs[1]	432	308
Copper credits	113	129
Total cash costs[1]	545	437
Depreciation	178	142
Other[2]	14	16
Total production costs	$ 737	$ 595

	Total Copper Production Costs ($/lb)
	Three months ended March 31,

(Unaudited)	2012	2011
C1 cash costs	$ 2.08	$ 1.25
Depreciation	0.46	0.24
Other[4]	0.13	(0.03)
C3 fully allocated costs	$ 2.67	$ 1.46

[1]	Total cash costs, net cash costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS.
See	page 37 of the Company’s MD&A.
[2]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[3]	Figures relating to African Barrick Gold are presented on a 73.9% basis, which reflects our equity share of production.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 38 of the Company’s MD&A.

BARRICK FIRST QUARTER 2012	9	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2012, in comparison to the corresponding prior–year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of May 1, 2012, is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, for the three month period ended March 31, 2012 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 42 to 62. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2011, the related annual MD&A included in the 2011 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, project plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol, Zambian kwacha and Papua New Guinean kina versus US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and the construction of capital projects; inflation; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or reserve grades; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards

BARRICK FIRST QUARTER 2012	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed reconciliation of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 37 of our MD&A.

Total Cash Costs per pound, C1 Cash Costs per pound and C3 Fully Allocated Costs per pound, Net Cash Costs

Starting in this MD&A, we have replaced the non-GAAP measure “total cash costs per pound” for our copper business with “C1 cash costs per pound”. We have adopted the cash cost model developed by Brook Hunt & Associates (“Brook Hunt”) for analyzing and reporting the results of our copper business in order to conform our presentation with other significant copper producers. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we are also introducing “C3 fully allocated costs per pound” based on Brook Hunt’s methodology. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges. As a result of adopting the Brook Hunt presentation, we have conformed our 2012 guidance to this presentation as described on page 16. These new measures are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

BARRICK FIRST QUARTER 2012	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

Summary of Financial and Operating Data

	For the three months ended March 31
($ millions, except where indicated)	2012	2011
Financial Data
Revenue	$ 3,644	$3,087
Net earnings[1]	1,029	1,001
Per share (“EPS”)[2]	1.03	1.00
Adjusted net earnings[3]	1,086	1,004
Per share (“adjusted EPS”)[2,3]	1.09	1.01
EBITDA[3]	1,997	1,828
Capital expenditures	1,315	1,071
Operating cash flow	1,272	1,439
Adjusted operating cash flow[3]	1,374	1,439
Adjusted operating cash flow before working capital changes[3]	1,579	1,545
Free cash flow[3]	$ 140	$465

Operating Data

Gold
Gold produced (000s ounces)[4]	1,881	1,957
Gold sold (000s ounces)	1,783	1,862
Realized price ($ per ounce)[3]	$ 1,691	$1,389
Net cash costs ($ per ounce)[3]	$432	$308
Total cash costs ($ per ounce)[3]	$545	$437

Copper
Copper produced (millions of pounds)	117	75
Copper sold (millions of pounds)	119	80
Realized price ($ per pound)[3]	$ 3.78	$4.25
C1 cash costs ($ per pound)[3]	$ 2.08	$1.25

[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted operating cash flow, adjusted operating cash flow before working capital changes, free cash flow, realized price, net cash costs, total cash costs and C1 cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 37 – 41 of this MD&A.

[4]	Production includes our equity share of gold production at Highland Gold.

FIRST QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings and adjusted net earnings for the first quarter 2012 were $1,029 million and $1,086 million, respectively, up $28 million and $82 million from the same prior year period. The increase in net earnings and adjusted net earnings were largely driven by higher realized gold prices and higher copper sales volumes, which were partially offset by higher cost of sales applicable to gold and copper, slightly lower gold sales volumes, lower realized copper prices and higher income tax expense.

•

EPS and adjusted EPS for the first quarter 2012 were $1.03 and $1.09, respectively, up 3% and 8%, over the same prior year period. The changes reflect the increase in net earnings and increase in adjusted net earnings.

•	EBITDA for the first quarter 2012 was $1,997 million, up 9% over the same prior year period, reflecting the same factors affecting net earnings, except for income tax expense.
•

Operating cash flow for the first quarter 2012 was $1,272 million, down 12% compared to the same prior year period. The decrease in operating cash flow primarily reflects an increase in income tax payments and working capital balances, primarily due to the timing of gold sales, partially offset by higher net earnings.

•

Significant adjusting items in the first quarter include: $93 million in asset impairment charges, primarily related to the write down of our investment in Highland Gold; partially offset by $8 million in gains from the sale of assets, $5 million in foreign exchange gains and $23 million in unrealized gains on non-hedge derivative instruments.

BARRICK FIRST QUARTER 2012	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Gold production and sales volumes for the first quarter 2012 were 1.881 million ounces and 1.783 million ounces, respectively, both down 4% over the same prior year period. Gold production decreased due to decreases in production in South America, ABG and Australia Pacific, partially offset by increased production in North America.

•

Total cash costs for the first quarter 2012 were $545 per ounce, up 25% over the same prior year period. The increase reflects increased direct mining costs, including higher labor, energy, maintenance and consumable costs across all our regions. Net cash costs for the first quarter 2012 were $432 per ounce, an increase of $124 per ounce or 40% compared to the same prior year period, primarily due to higher total cash costs and lower copper credits.

•

Copper production and C1 cash costs for the first quarter 2012 were 117 million pounds and $2.08 per pound respectively, compared to production of 75 million pounds at C1 cash costs of $1.25 per pound in the same prior year period. Copper production and C1 cash costs increased in first quarter 2012 primarily due to the inclusion of higher cost production from Lumwana, acquired as part of the Equinox acquisition which closed on June 1, 2011.

Business Overview

Investing in and Developing High Return Projects

Projects in Construction

Pueblo Viejo

At the 60 percent-owned Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012. Overall construction is currently about 93 percent complete. At the end of the first quarter, approximately 90 percent of the mine construction capital of $3.6-$3.8 billion1 (100 percent basis) or $2.2-$2.3 billion (Barrick’s 60 percent share) had been committed. About 15 million tonnes of ore, representing approximately 1.7 million contained gold ounces, has been stockpiled to date. The tailings facility has now received all necessary approvals to permit construction of the starter dam to its full design height. With power being connected to the site in the first quarter, the first two autoclaves are now undergoing pre-commissioning testing and along with the oxygen plant are expected to be commissioned in the second quarter. As part of a longer-term, optimized power solution for Pueblo Viejo, the company has started construction of a 215 MW dual fuel power plant at an estimated incremental cost of approximately $300 million (100 percent basis) or $180 million (Barrick’s 60 percent share). The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long term power to the mine.

Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces of gold to Barrick at total cash costs of $400-$500 per ounce2 starting mid-year 2012 as it ramps up to full production in 2013. Barricks 60 percent share of annual gold production in the first full five years

[1]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively.
[2]

Based on gold and oil price assumptions of $1,700/oz and $100/bbl, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce3.

Jabal Sayid

Overall construction of the Jabal Sayid copper project in Saudi Arabia was about 85 percent complete at the end of the first quarter. Subject to receipt of final permitting approvals, the operation is expected to enter production in the second half of 2012 at total construction capital of approximately $400 million4, of which 80 percent had been committed at the end of the first quarter. Bulk earthworks were about 96 percent complete and approximately 214 thousand tons of underground ore have been mined, representing about 10.6 million contained pounds of copper at the end of the first quarter. Jabal Sayid is expected to produce 35-45 million pounds of copper in 2012 at C1 cash costs of $2.15-$2.50 per pound5. Average annual production from Lodes 2 and 4 is expected to be 100-130 million pounds over the first full five years of operation at C1 cash costs of $1.50-$1.70 per pound6.

[3]	Based on gold and oil price assumptions of $1,300/oz and $100/bbl, respectively. Does not include escalation for inflation.
[4]	Based on copper and gold price assumptions of $3.50 /lb and 1,700/oz respectively.
[5]

Based on 2012 copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

[6]	Based on copper and gold price assumptions of $3.50/lb and $1,700/oz, respectively. Does not include escalation for inflation.

BARRICK FIRST QUARTER 2012	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama

At the Pascua-Lama project, about 70 percent of the previously announced mine construction capital of $4.7-$5.0 billion7 has been committed. First production is anticipated in mid-2013. The project is being impacted by labor and commodity cost pressures, primarily as a result of: high inflation in Argentina, and to a lesser extent, Chile, competition for skilled labor and lower than expected labor productivity in underground development. Barrick has added experienced supervisors and miners from its North American and South American regions to the project team, increased oversight of external contractors, accelerated procurement of long lead items and necessary equipment. In conjunction with these activities, the company intends to complete a detailed capital cost and schedule review in the second quarter of 2012.

In Chile, earthworks construction was approximately 97 percent complete and in Argentina, 73 percent complete at the end of the first quarter. During the quarter, the initial phase of pioneering road construction was completed, which will help enable the planned commencement of pre-stripping in the second quarter of the year. About 45 percent of the concrete has been poured at the processing facilities in Argentina and approximately 20 percent of the structural steel has been erected to date. Occupancy of the construction camps in Chile and Argentina continues to ramp up with 6,800 beds available by the end of the first quarter. The camps are expected to reach their full capacity of 10,000 beds in mid-2012. Average annual gold production from Pascua-Lama is expected to be 800,000–850,000 ounces in the first full five years of operation at negative total cash costs of $225-$275 per ounce7 based on a silver price of $25 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

Goldstrike Thiosulfate Technology

Construction of the thiosulfate technology project, including the retrofitting of the existing plant as well as new installations, commenced in the first quarter. This project allows for continued production from the autoclaves, which were originally expected to cease operations in 2012, and brings forward production of about 3.5 million ounces in the mine plan. It also has the potential to enable Goldstrike to process ore from

Barrick’s other mines in Nevada. First gold production is expected in the fourth quarter of 2013, with an average annual contribution of about 350 to 400 thousand ounces

7 Based on gold, silver and oil price assumptions of $1,300/oz, $25/oz, and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1. Does not include escalation for inflation.

over the first full five years. Project costs are expected to be about $350 million.

Projects at Feasibility/Permitting Stage

Barrick has various projects underway at its operating mines that have the potential to extend mine lives and add production over the medium and long term. Details of the more significant projects underway are summarized in this section of the MD&A. Final decisions to develop these mines and mine expansions will be made after feasibility studies are completed and the necessary permitting approvals are obtained, and will also depend on expectations for market gold and copper prices at the time of the decision.

Cerro Casale

At the Cerro Casale project in Chile, the Environmental Impact Assessment (EIA) permitting process is expected to be completed by the end of 2012. Following the approval of the EIA, Barrick will consider a construction decision, commencement of detailed engineering and sectoral permitting.

Barrick’s 75 percent share of average annual production from Cerro Casale is anticipated to be 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at total cash costs of $200-$250 per ounce8. Estimated mine construction capital is approximately $6.0 billion (100 percent basis)8.

Donlin Gold

At the 50 percent-owned Donlin Gold project in Alaska, management is working to conclude negotiations on a surface land use agreement, at which time, the Board of Donlin Gold LLC is expected to accept the revised feasibility study. Mine construction capital is estimated to be approximately $6.7 billion (100 percent basis)9, which includes a natural gas pipeline that is anticipated to lower long term power costs and offer a better environmental and operational solution for power. Donlin Gold is anticipated to produce about 1.5 million ounces of gold annually (100 percent basis) in its first full five years of operation.

Kabanga

At the 50 percent-owned Kabanga nickel project in Tanzania, the Environmental Impact Statement (“EIS”) was submitted in the first quarter. Current year efforts are focused on obtaining an approval of the EIS, completing detailed engineering and finalizing the

[8]	Based on gold, copper and oil prices of $1,300/oz, $3.25/lb and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1. Does not include escalation for inflation.
[9]	Does not include escalation for inflation.

BARRICK FIRST QUARTER 2012	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

feasibility study. Additionally, the project will be pursuing the receipt of a Special Mining License and negotiating a Mineral Development Agreement with the Tanzanian government by the end of 2012, at which point the partners expect to consider a construction decision.

Projects at Scoping/Pre-Feasibility Stage

Lagunas Norte Sulfides Expansion

A scoping study has been completed on the Lagunas Norte deep sulfide potential and the project is undergoing metallurgical and geotechnical work as part of a prefeasibility study that is anticipated to be completed by first quarter 2013. This expansion opportunity has the potential to add 3.3 million ounces to life of mine production starting as early as 2018.

Zaldívar Sulfides Expansion

A scoping study has been completed on the Zaldívar deep sulfides, and a prefeasibility study is expected by first quarter 2013. This expansion opportunity has the potential to significantly increase annual mine production starting as early as 2017 and could significantly increase copper reserves/resources and extend the mine life.

Lumwana Expansion

At Lumwana, drill rates have now doubled at the Chimiwungo deposit since the fourth quarter of 2011. Approximately 35 percent of the 18 month drill program to the end of 2012 has been completed (109,000 meters of 314,000 meters planned). Results to date are in line with expectations and continue to confirm and extend the size and thickness of the mineralized zones, including the thickened, high grade Equinox and Roan ore shoots. Drilling is expected to increase and will continue to focus on upgrading and adding resources. We expect to complete a prefeasibility study by the end of 2012 on the expansion opportunity, which has the potential to double processing rates.

Turquoise Ridge Expansion

At the 75 percent-owned Turquoise Ridge operation in Nevada, resource definition drilling has ramped up to 14 drill rigs, which have completed over 91,000 feet (22 percent) of planned 2012 drilling. Drilling in 2012 is targeting resource upgrades and additions. This drilling is an important component in evaluating the potential to develop a large scale open pit that would operate simultaneously with the high grade underground mine. The open pit project has the potential to significantly increase annual production. A prefeasibility study is expected to be completed by the end of 2012.

Gold Discoveries In Nevada

In Nevada, over 50 drill rigs are operating currently, 11 of which are located at Goldrush. More than 20 percent of 2012 planned drilling has been completed to date (101,000 feet of 468,000 planned). Drilling 400 feet west of Goldrush and 3,000 feet to the south has revealed good indicators of strong mineralization, and the limits of the mineralized system have not yet been defined. Infill drilling to upgrade the resource is in line with expectations.

Cortez Hills Lower Zone

At the Cortez Hills Lower Zone Expansion project in Nevada, advancement continues on the exploration decline. Two exploration rigs continue to delineate the ore body in the lower zone. Infill drilling continues in the upper zone to convert resource to reserve classification. The expansion provides an opportunity to increase production and extend the mine life. A prefeasibility study is expected to be completed by the end of 2012.

Hemlo Expansion

We have identified an opportunity at the Hemlo mine to expand the open pit and extend the mine life by up to 7 years from 2018, adding about 1 million ounces of gold to the life of mine plan. We are currently working on a feasibility study for the expansion, which is expected to be completed in the second half of 2012.

Economic, Fiscal and Legislative Developments

The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and a reflationary environment that has been generally supportive of higher commodity prices. The long-term fundamentals for gold remain strong and are supported by a number of factors including ongoing risks to the European financial system, central bank buying for reserve diversification purposes and continued investment and retail demand from consumers in developing countries. Gold and copper market prices in particular (refer to Market Review section of this MD&A for more details) have been key drivers of higher income and operating cash flows for Barrick. During the first quarter, the gold price experienced continued volatility, with the price ranging from $1,565 to $1,791 per ounce, and closing at $1,663 per ounce. Copper prices were also volatile in the first quarter 2012, with the price ranging from $3.38 to $3.93 per pound, and closing at $3.85 per pound.

BARRICK FIRST QUARTER 2012	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Returning Capital to Shareholders

Consistent with Barrick’s practice of paying a progressive dividend, the Board of Directors has authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share.

New Financing and Capital Structure Developments

In April 2012, we issued an aggregate of $2.0 billion in debt securities comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. $1.0 billion of the net proceeds from this offering was used to repay existing indebtedness under our $4.0 billion revolving credit facility, with the balance of the proceeds being used to finance the development of mining projects and for general corporate purposes.

Sale of Highland investment

On April 26, 2012, we completed the sale of our 20.4% investment in Highland Gold Mining Limited for net proceeds of $122 million. In first quarter 2012, as a result of our intention to sell this non-core holding, we recognized an impairment loss of $87 million representing the difference between the net proceeds and our carrying value as at March 31, 2012.

Establishment of Corporate Social Responsibility Advisory Board

In March 2012, we established and appointed a Corporate Social Responsibility (“CSR”) Advisory Board. Advisory Board members reflect a diversity of CSR expertise and stakeholder groups and were chosen based on their in-depth knowledge of social and environmental best practices for international companies and their understanding of the key issues affecting the mining industry. The members of the CSR Advisory Board will provide a depth of expertise and a diversity of perspectives on international development, human rights, environment, health and sustainable development and will provide external advice and guidance to management on our global CSR performance and evolving best practices in CSR.

Full year 2012 Outlook

($ millions, except per ounce/pound data)	2012E
Gold production and costs
Production (millions of ounces)	7.3 - 7.8
Cost of sales	5,800 - 6,200
Gold unit production costs
Total cash costs ($ per ounce)	520 - 560
Net cash costs ($ per ounce)	400 - 450
Depreciation ($ per ounce)	185 - 195
Copper production and costs
Production (millions of pounds)	550 - 600
Cost of sales[1]	1,300 - 1,500
Copper unit production costs
C1 cash costs ($ per pound)	1.90 - 2.20
C3 fully allocated costs ($ per pound)	2.70 - 3.00
Other depreciation	65 - 75
Exploration and evaluation expense	380 - 410
Exploration	260 - 280
Evaluation	120 - 130
Corporate administration	165 - 175
Other expense[2]	425 - 450
Other income[3]	15 - 20
Finance income	10 - 15
Finance costs[4]	240 - 265
Capital expenditures:
Minesite sustaining	1,200 - 1,300
Open pit and underground mine development	850 - 925
Minesite expansion	850 - 925
Capital projects	2,600 - 2,750
Total capital expenditures[5]	5,500 - 5,900
Effective income tax expense rate	32%

[1]

Our latest 2012E copper cost of sales are expected to be lower as we have amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously these charges were included in cost of sales and they are now deducted from revenues. C1 cash costs include treatment and refinement charges in the per pound calculation.

[2]	Other expense excludes special items of approximately $94 million.
[3]	Other income excludes special items of approximately $37 million.
[4]

Our 2012E finance costs are expected to be higher than the original guidance of $200 – $245 million as they have been adjusted to reflect the impact of $2.0 billion in new debt securities issued in April 2012 and the repayment of $1.0 billion on our existing credit facilities on our expected interest payments in 2012.

[5]	Represents Barrick’s share of capital expenditures.

We continue to expect full year gold production to be in the range of 7.3 to 7.8 million ounces. Production is expected to be lower in the second quarter compared to the first quarter primarily as a result of lower production at Lagunas Norte and Cortez, due to mine sequencing, and a continuation of low production levels at Goldstrike. At Goldstrike, production in the first half of the year is being impacted by lower throughput capacity due to the planned shutdown of the roaster and the autoclaves for maintenance, as well as restricted access to higher grade underground ore. Gold production is expected to increase

BARRICK FIRST QUARTER 2012	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

during the second half of 2012, mainly as a result of Goldstrike and Lagunas Norte returning to higher production levels and the commencement of production at Pueblo Viejo.

We continue to expect full year total cash costs to be $520 to $560 per ounce. Total cash costs are expected to be higher in the second quarter of the year compared to the first quarter, primarily due to the lower expected production levels. Total cash costs are expected to be lower in the second half of the year as a result of significantly higher production levels and a change in the production mix, with lower cost mine sites contributing a greater share of total Company production. We continue to expect our gold cost of sales to be within the range of $5.8 billion to $6.2 billion for the year, in line with our original guidance.

Starting in first quarter 2012, we have adopted the Brook Hunt’s methodology for calculating copper cash cost per pound. The primary difference between C1 cash costs and our previous cash cost calculation is the exclusion of royalties and non-routine charges from C1 cash costs as they are not direct production costs. Based on the C1 cash cost methodology, our original guidance would have been in the range of $1.80 to $2.10 per pound. Due to higher than expected production costs at Lumwana, we now expect our C1 cash costs to be in the range of $1.90 to $2.20 per pound. C3 fully allocated costs per pound, which include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges, are expected to be in the range of $2.70 to $3.00 per pound.

We continue to expect full year copper production to be in the range of 550 to 600 million pounds. In the second half of the year, production levels are expected to increase with the start up of Jabal Sayid and the commencement of mining at the Chimiwungo open pit at Lumwana.

We continue to target increasing our annual gold production to nine million ounces by 2016. The significant drivers of this production growth include our Pueblo Viejo and Pascua-Lama projects, as well as various expansion opportunities at our existing operating mines.

Market Review

Gold and Copper Prices

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During the first quarter, the gold price experienced continued volatility, with the price ranging from $1,565 to $1,791 per ounce. The price of gold closed at $1,663 per ounce, while the average quarterly market price of $1,691 represented a $305 per ounce increase from the $1,386 per ounce average market price in the same prior year period.

Due to concerns over global economic growth, geopolitical issues, sovereign debt levels, future inflation prospects, and accommodative monetary policies put in place by many of the world’ s central banks, gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency. This was evidenced in gold-based Exchange Traded Funds (“ETFs”), which increased by 4 million ounces during the quarter to a total of 81 million ounces, along with worldwide demand for gold in forms such as bars and coins. In addition, the limited choice in alternative safe haven investments and the strength of physical demand are significant drivers of the overall gold market. We expect a continuation of these trends will be supportive of higher gold prices.

Gold prices also continue to be influenced in the long term by trends in global gold mine production and the impact of central bank gold activities. In the second year of the current Central Bank Gold Agreement, which ended in September 2011, the signatory members sold only 1 ton of gold, while global central banks as a whole have been net purchasers of gold since 2010, with a net 455 million ounces of gold being purchased in 2011. In the current year of the agreement, only 5 tons have been sold, or just over 1% of the maximum amount agreed.

Copper prices also experienced continued volatility in the first quarter of 2012, trading in a range of $3.38 per pound to $3.93 per pound. The average price for the first quarter was $3.77 per pound and the closing price was $3.85 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit. In addition, there has been significant investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, the limited availability of scrap and production levels of mines and smelters in the future. In the near term, copper prices will be influenced by expectations of a physical deficit of refined copper as well as the outlook for global economic growth. In particular, a slowdown in Chinese economic growth could have a negative impact on copper prices.

We have floor protection on approximately half of our expected copper production for the remainder of 2012 at an average floor price of $3.75 per pound and have full participation to any upside in copper prices. Our realized price on all 2012 copper production is expected to be

BARRICK FIRST QUARTER 2012	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

reduced by approximately $0.13 per pound as a result of the net premium paid for these positions. Our remaining copper production is subject to market prices.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver annually.

In the first quarter, silver prices traded in a wide range from $27.86 per ounce to $37.48 per ounce, averaged $32.67 per ounce and closed the quarter at $32.43 per ounce. Silver has managed to remain at historically-high levels due mainly to strong investment demand, which is driven by factors similar to those influencing investment demands for gold. The ounces held by global silver ETFs increased by 14 million in the quarter to a total of 489 million ounces. The physical silver market is currently in surplus. While continuing global economic growth is expected to improve industrial demand, investment demand is expected to be the primary driver of prices in the near term.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs, as well as exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha South African rand, Tanzanian shilling and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. Australia, Canada and Chile each continue to emerge from the global economic crisis better than many other OECD countries. As a result, the Australian dollar, Canadian dollar and Chilean peso still trade at historically strong levels against the currencies of larger developed economies, including the US dollar, Euro, and Japanese yen. In the quarter, the Australian dollar traded in a range of $1.01 to $1.09 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.98 to $1.03 and CLP 474 to CLP 520, respectively.

In the first quarter, we recorded gains in earnings of approximately $100 million for our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs. We are significantly hedged for our Australian dollar, Canadian dollar and Chilean peso operating and administrative expenditures for the remainder of 2012 and, consequently, further fluctuations of the US dollar against these currencies should not have a substantial impact on our guidance for cash costs or corporate administrative costs. We also have Chilean peso contracts in place to hedge a portion of our capital expenditures at the Pascua-Lama project. For the remainder of the year, we expect to record hedge gains in net earnings of approximately $250 million on our Australian dollar, Canadian dollar and Chilean peso hedge positions assuming average market exchange rates of $1.04, $1.00 and CLP 489, respectively.

BARRICK FIRST QUARTER 2012	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	1,217	0.81	92%	94%
2013	1,197	0.79	63%	84%
2014	893	0.84	58%	69%
2015	607	0.92	47%	50%
2016	362	0.90	35%	37%

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	361	1.01	95%	97%
2013	305	1.02	58%	70%

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	213,554	516	92%	100%
2013	283,325	513	81%	100%
2014	287,016	509	64%	100%
2015	30,000	510	7%	21%

[1]	Amounts presented represent contracts for the remaining period of 2012.
[2]	Includes all forecasted operating, administrative sustainable and eligible project capital expenditures.
[3]	Includes $161 million CAD contracts with a cap and floor of $0.97 and $1.06, respectively.
[4]

Includes CLP 484,595 million collar contracts that are an economic hedge of operating and administrative and capital expenditures at various South American sites and at our Pascua-Lama project with a cap and floor of 505 and 581, respectively.

Fuel

Geopolitical tensions in certain oil-producing regions, emerging market demand, oil infrastructure issues, continuing concerns over global economic growth and the potential for the release of oil by the member countries of the International Energy Agency, combined to create a volatile environment for the price of oil in the first quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a range of $96 to $110 per barrel in the first quarter, averaged, and ended the quarter at $103 per barrel, compared to an average of $95 in the same prior year period.

On average, we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to similar volatility that affects crude oil prices. Volatility in fuel prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 5.2 million barrels, of which 1.5 million are set to mature in 2012, representing approximately 45% of our total estimated direct consumption for the remainder of the year. In the following 3 years, we have contracts for 3.7 million barrels representing approximately 25% of our total estimated direct consumption.

In the first quarter, we recorded a hedge gain of $8 million on our fuel hedge positions (Q1 2011: $7 million gain) and expect to record hedge gains of approximately $20 million for the remainder of 2012 based on an assumed average market WTI crude oil price of $103 per barrel.

For the remainder of 2012, we expect Barrick Energy to produce about 2.8 million boe. The net contribution from the production of Barrick Energy is expected to provide a natural economic offset equivalent to our expected consumption of about 1.4 million boe. In the first quarter, the spread between the Edmonton Par price that Barrick Energy receives and the WTI price was at historic highs. A continuation of this trend would negatively impact the net contribution we expect to receive from Barrick Energy. The Barrick Energy contribution, along with our financial fuel hedges, which are summarized in the table below, provides hedge protection for approximately 80% of our estimated remaining fuel consumption for 2012.

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2012[2]	1,547	$ 101	45%
2013	1,910	90	39%
2014	1,020	99	24%
2015	720	94	17%
	5,197	$ 96	30%

[1]

Refers to net financial contracts for a combination of WTI, BRENT, ULSD, WTB, MOPS and JET. Products other than WTI and BRENT have market prices in excess of crude due to refining and location premiums. As a result, our average price on hedged barrels for 2012 – 2015 is $87 per barrel on a WTI-equivalent basis.

[2]	Amounts presented represent contracts for the remaining period of 2012.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through the first quarter of 2012. During the first quarter, the Federal Open Market Committee of the US Federal Reserve released a statement on monetary policy that noted that

BARRICK FIRST QUARTER 2012	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

economic conditions are likely to warrant exceptionally low levels for the benchmark rate at least through late 2014. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at March 31, 2012); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($3.7 billion at March 31, 2012). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

FINANCIAL AND OPERATING RESULTS

Summary of Operating Results

($ millions, except per share data in dollars)

For the three months ended March 31	2012	2011	$ change	% change
Revenues	$ 3,644	$ 3,087	$ 557	18%
Net earnings	1,029	1,001	28	3%
Per share[1]	1.03	1.00	0.03	3%
Adjusted net earnings[2]	1,086	1,004	82	8%
Per share[1,2]	1.09	1.01	0.08	8%
EBITDA[2]	$ 1,997	$ 1,828	$ 169	9%

[1]	Calculated using weighted average number of shares outstanding under the basic method.
[2]

Adjusted net earnings, adjusted EPS and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 37 – 41 of this MD&A.

In first quarter 2012, we recorded net earnings of $1,029 million compared to net earnings of $1,001 million recorded in first quarter 2011. Adjusted net earnings were $1,086 million, compared to $1,004 million recorded in first quarter 2011. The increases in net earnings and adjusted net earnings were primarily driven by higher realized gold prices and higher copper sales volumes; which were partially offset by higher cost of sales applicable to gold and copper, lower gold sales volumes, lower realized copper prices and higher income tax expense.

The significant post-tax adjusting items in the first quarter 2012 include: $93 million in asset impairment charges, primarily related to the write down of our investment in Highland Gold. This charge was partially offset by $8 million in gains from the sale of assets, $5 million in unrealized foreign exchange gains and $23 million in unrealized gains on non-hedge derivative instruments.

BARRICK FIRST QUARTER 2012	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA was $1,997 million in the first quarter 2012, compared to EBITDA of $1,828 million recorded in same prior year period. The increase in EBITDA primarily reflects the increase in pre-tax earnings. EPS and adjusted EPS for the three months ended March 31, 2012 were $1.03 and $1.09, up 3% and 8%, respectively, compared to the same prior year period due to an increase in net earnings and adjusted net earnings. The following tables illustrate EPS, adjusted EPS and EBITDA levels over the past eight quarters.

Summary of Cash Flow Performance
($ millions)
For the three months ended March 31	2012	2011
Operating cash flow	$1,272	$1,439
Adjusted operating cash flow	$1,374	$1,439
Adjusted operating cash flow before working capital changes	$1,579	$1,545

Operating cash flow in the first quarter 2012 was $1,272 million, down 12% compared to the same prior year period. The decrease in operating cash flow was primarily due to higher income tax payments and the impact of higher working capital balances, primarily related to the timing of gold sales, which were partially offset by higher net earnings levels.

The table below illustrates the sensitivity impact of changes in gold and copper prices on our ability to grow earnings and cash flow on an annualized basis, assuming expected 2012 production levels.

	Change in price	Annualized approximate impact on earnings and cash flow
Gold	100/oz	$ 500 million
Copper[1]	$0.50/lb	$ 100 million

[1]

We have certain hedging strategies in place whereby we have a portion of our expected copper production and as a result, our realized copper prices are subject to a floor of $3.75 per pound on approximately half of our remaining 2012 production. There would be no impact on our earnings or cash flow for approximately half of our remaining expected 2012 copper production if the copper price, which closed at $3.85 per pound on March 31, 2012, decreased or increased by less than $0.10 per pound.

BARRICK FIRST QUARTER 2012	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Operating Performance Metrics

($ millions, except per ounce/pound data in dollars)	Gold		Copper
For the three months ended March 31	2012	2011	2012	2011
Production (000s oz/millions of lbs)[1]	1,881	1,957	117	75
Revenues
000s oz/millions lbs	1,783	1,862	119	80
$ millions[2]	$ 3,122	$ 2,663	$ 445	$ 345
Market price[3]	1,691	1,386	3.77	4.38
Realized price[3,4]	1,691	1,389	3.78	4.25
Cost of sales	1,433	1,202	294	121
Total cash costs[3,4]	545	437
C1 cash costs[3,4]			$ 2.08	$ 1.25
Net cash costs[3,4]	$ 432	$ 308

[1]	Reflects our equity share of production.
[2]	Represents revenues on a 100% consolidated basis.
[3]	Per ounce/pound weighted average.
[4]

Realized price, C1 cash costs, total cash costs and net cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 37 – 41 of this MD&A.

Revenues

In the first quarter 2012, gold and copper revenues totaled $3,122 million and $445 million, respectively, up 17% and 29%, compared to the same prior year period, primarily due to higher realized gold prices and higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices. The increase in copper sales volumes for the first quarter 2012 reflects production from Lumwana.

Realized gold prices of $1,691 per ounce in the first quarter 2012 were up $302 per ounce, or 22%, compared to the same prior year period, reflecting the increase in market gold prices, which averaged $1,691 per ounce in the first quarter 2012, compared to $1,386 per ounce in the first quarter 2011. Realized copper prices were $3.78 per pound, down 11% compared to the same prior year period, primarily due to the 14% decrease in market copper prices. Realized copper prices in the first quarter benefitted from provisional pricing adjustments of $0.19 per pound due to the increase in market copper prices from year end levels, which more than offset the amortization of premiums paid for our copper collar positions.

Cost of Sales

Cost of sales applicable to gold was $1,433 million in the first quarter 2012, which includes depreciation expense of $313 million. This compares to $1,202 million in cost of sales applicable to gold, including depreciation expense of $264 million, recorded in same prior year period. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs, and a decrease in capitalized production phase stripping costs, partially offset by higher realized gains from our currency and fuel hedges.

Cost of sales applicable to copper was $294 million, including depreciation expense of $55 million in the first quarter 2012, compared to the cost of sales of $121 million, including depreciation expense of $19 million, recorded in the same prior year period. The increase reflects the impact of including production from Lumwana beginning on June 1, 2011, as well as higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices.

Total Cash Costs, C1 Cash Costs and Net Cash Costs

Gold total cash costs were $545 per ounce in the first quarter 2012, up 25% compared to the $437 per ounce recorded in the same prior year period. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels in South America, our lowest-cost RBU, which resulted in higher consolidated unit production costs.

Copper C1 cash costs were $2.08 per pound in the first quarter 2012, up 66% compared to $1.25 per pound in the same prior year period. The increase reflects the higher unit production costs at Lumwana, as well as the higher costs at Zaldívar due to the impact of slightly lower average grades on production levels combined with increased consumption and higher prices for sulfuric acid.

Net cash costs were $432 per ounce in the first quarter 2012, up 40% compared to the $308 per ounce recorded in the same prior year period. The increase primarily

BARRICK FIRST QUARTER 2012	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

reflects higher gold total cash costs per ounce as well as lower copper credits, due to lower realized copper prices which were partially offset by higher copper sales volumes.

Cash Margins

Net cash margins per ounce in the first quarter 2012 were $1,259 per ounce, up 16% compared to $1,081 per ounce in the same prior year period. The increase in net cash margin was largely due to the rise in gold prices which was partially offset by the increase in net cash costs. Net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow.

1

Net cash costs and net cash margins are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 37 – 41 of this MD&A.

1

Total cash costs and total cash margins are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 37 – 41 of this MD&A.

Other Operating Expenses

Other expense was $94 million in the first quarter 2012, down 28% from same prior year period. The decrease is primarily due to a $39 million charge in the first quarter 2011 for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% of the Cortez property in 2008, partially offset by higher RBU costs and higher corporate social responsibility costs.

Exploration and Evaluation

(in $ millions)
For the three months ended March 31	2012	2011
Exploration:
Minesite programs	$15	$21
Global programs	44	21
Evaluation costs	37	23
Exploration and evaluation expense	$96	$65

Exploration and evaluation (“E&E”) expense was $96 million in the first quarter 2012, up 48% compared to the $65 million recorded in the first quarter 2011. The increase is primarily due to increased global exploration activity and an increase in evaluation expenditures, partially offset by a decrease in minesite exploration. Exploration expenditures for the global programs increased due to programs at Cortez, Goldrush, Goldstrike, Ruby Hill and Cerro Casale. Minesite exploration expenditures decreased primarily due to decreased exploration activities at Bald Mountain and at ABG.

Interest Expense

(in $ millions)
For the three months ended March 31	2012	2011
Interest costs
Incurred	$160	$113
Capitalized	(125)	(88)
Interest expensed	$35	$25

BARRICK FIRST QUARTER 2012	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs incurred in the first quarter 2012 were $48 million, compared to $32 million in the first quarter 2011. Interest costs incurred were $160 million, up 42% compared to the $113 million in first quarter 2011. The increase in interest costs incurred primarily relates to the interest incurred on debt issued and credit facilities drawn on to finance the Equinox acquisition in the second quarter of 2011. Interest capitalized increased in the first quarter 2012 compared to the same prior year period primarily due to increased construction activity at our Pueblo Viejo and Pascua-Lama projects.

Income Tax

Income tax expense was $529 million in the first quarter 2012. After adjusting for the impact of net currency translation gains on deferred tax balances and for the impact of impairment charges and non-hedge derivatives, the underlying effective tax rate for income in the first quarter 2012 was 32%.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Mining Overview

For the three months ended March 31	2012	2011	% Change
Gold
Ore tons mined (000s)	36,607	31,854	15%
Waste tons mined (000s)	130,667	148,340	(12%)
Total tons mined (000s)	167,274	180,194	(7%)
Ore tons processed (000s)	36,999	37,655	(2%)
Average grade (ozs/ton)	0.057	0.058	(2%)
Recovery rate	89.2%	89.6%	-
Gold produced (000s/oz)	1,881	1,957	(4%)
Copper
Ore tons mined (000s)	15,851	9,293	71%
Waste tons mined (000s)	25,770	8,442	205%
Total tons mined (000s)	41,621	17,735	135%
Ore tons processed (000s)	17,106	9,651	77%
Average grade (percent)	0.52	0.58	(10%)
Copper produced (millions of lbs)	117	75	56%

Production - Gold

Gold production in the first quarter 2012 was slightly lower than the same prior year period due to decreases in production in South America, ABG and Australia partially offset by increased production in North America.

Tons Mined and Tons Processed - Gold

Total tons mined in the first quarter 2012 decreased by 7%, and tons processed decreased by 2% compared to the same prior year period. The decreases were primarily due to decreased mining activity at Pierina, Veladero, Golden Sunlight, Cortez, Goldstrike and North Mara; partially offset by the increased mining activity at Bald Mountain, Round Mountain and Lagunas Norte. The decreases in ore tons processed were primarily due to decreases at Pierina and Cortez, partially offset by increases at Bald Mountain. Higher tons were mined and processed at Bald Mountain as a result of mine expansion which was completed towards the end of 2011.

Production - Copper

Copper production in the first quarter 2012 was 56% higher than the same prior year period, primarily due to production from Lumwana which was acquired as part of the Equinox transaction on June 1, 2011.

Tons Mined and Tons Processed - Copper

Total tons mined increased in the first quarter 2012 by 135%, and tons processed increased by 77%, compared to the tons mined and processed in the same prior year period. The increases are primarily due to the acquisition of Lumwana, partially offset by a decrease in tons mined at Zaldívar.

BARRICK FIRST QUARTER 2012	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Operating Segments Performance

North America

Summary of Financial and Operating Data
For the three months ended March 31	2012	2011	% Change
Total tons mined (000s)	101,685	104,596	(3%)
Ore tons processed (000s)	15,029	13,525	11%
Average grade (ozs/ton)	0.069	0.074	(7%)
Gold produced (000s/oz)	888	862	3%
Cost of sales ($ millions)	$ 538	$ 458	17%
Total cash costs (per oz)	$ 485	$ 396	22%
Segment income ($ millions)[1]	$ 845	$ 654	29%
Segment EBITDA ($ millions)[2]	$ 976	$ 774	26%
Capital expenditures ($ millions)[3]	$ 209	$ 237	(12%)

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the first quarter 2012 were $976 million and $845 million, an increase of 26% and 29%, respectively, over the same prior year period. The increases were primarily the result of higher realized gold prices, partially offset by lower sales volume at higher total cash costs.

Gold production for the first quarter 2012 was 3% higher than the first quarter 2011. Higher production was mainly due to increased production at Cortez, Bald Mountain and Golden Sunlight, which recommenced producing gold in the second quarter of 2011 after an extended redevelopment phase. This increase was partially offset by lower production at Goldstrike.

Production at Cortez increased by 14% over the first quarter 2011, mainly as a result of higher average head grades, which was partially offset by the impact of lower tons mined and processed. Production at Bald Mountain increased mainly due to higher tons mined and processed as a result of mine expansion which was completed towards the end of 2011. At Goldstrike, production for the quarter was down 15%, primarily because of lower throughput as a result of the planned maintenance and construction activities at the autoclaves in order to accommodate the thiosulfate technology project. Production in the second quarter is expected to be similar to the first quarter, mainly due to planned maintenance at the roaster. Goldstrike’s production is expected to be higher in the second half of 2012, primarily due to the mine accessing higher grade underground ore.

Cost of sales for the first quarter 2012 increased by 17% over the first quarter 2011, primarily as a result of higher direct mining costs, particularly for labor and energy, and a decrease in capitalized production phase stripping costs at Cortez and Bald Mountain. Total cash costs per ounce were $485 per ounce in first quarter 2012, up 22% compared to the same prior year period due to the increase in direct mining costs, which more than offset the impact of higher production levels.

We continue to expect full year production to be in the range of 3.425 to 3.60 million ounces at total cash costs of $475 to $525 per ounce for the region.

South America

Summary of Financial and Operating Data

For the three months ended March 31	2012	2011	% Change
Total tons mined (000s)	32,121	40,191	(20%)
Ore tons processed (000s)	13,951	16,118	(13%)
Average grade (ozs/ton)	0.032	0.032	-
Gold produced (000s/oz)	451	498	(9%)
Cost of sales ($ millions)	$ 261	$ 186	40%
Total cash costs (per oz)	$ 421	$ 340	24%
Segment income ($ millions)[1]	$ 439	$ 340	29%
Segment EBITDA ($ millions)[2]	$ 513	$ 382	34%
Capital expenditures ($ millions)[3]	$ 78	$ 48	63%

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the first quarter 2012 were $513 million and $439 million, an increase of 34% and 29%, respectively, over the same prior year period. These increases were primarily as a result of higher sales volumes and higher realized gold prices, which were partially offset by higher total cash costs.

Gold production for the first quarter 2011 was 9% lower than the same prior year period, primarily due to lower production at Veladero where lower tons were mined and processed due to equipment availability issues.

In the first quarter 2012, cost of sales increased by 40% over the same prior year period, primarily due to higher direct mining costs, as a result of inflationary pressures in Argentina, an increase in consumable costs, and lower capitalized production phase stripping costs at Veladero. Total cash costs in the first quarter 2012 were $421 per ounce, up 24% compared to the same prior year period

BARRICK FIRST QUARTER 2012	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

due to higher direct mining costs and the impact of lower production levels. We expect production to be significantly lower in the second quarter, primarily due to mine sequencing at Lagunas Norte. Consequently, production in the second half is expected to be significantly higher than production in the first half of the year.

We continue to expect full year gold production to be in the range of 1.55 to 1.70 million ounces at total cash costs of $430 to $480 per ounce for the region.

Australia Pacific

Summary of Financial and Operating Data

For the three months ended March 31	2012	2011	% Change
Total tons mined (000s)	25,634	25,828	(1%)
Ore tons processed (000s)	6,470	6,448	-
Average grade (ozs/ton)	0.076	0.082	(7%)
Gold produced (000s/oz)	426	459	(7%)
Cost of sales ($ millions)	$ 444	$ 385	15%
Total cash costs (per oz)	$ 748	$ 585	28%
Segment income ($ millions)[1]	$ 297	$ 304	(2%)
Segment EBITDA ($ millions)[2]	$ 374	$ 372	1%
Capital expenditures ($ millions)[3]	$ 111	$ 108	3%

[1]	Segment income excludes income taxes
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA for the first quarter 2012 was $374 million, an increase of 1% over the same prior year period. The increase was primarily as a result of higher realized gold prices, which was partially offset by lower sales volumes and higher total cash costs. Segment income for the first quarter 2012 was $297 million, down 2% over the same prior year period, reflecting the same factors affecting segment EBITDA.

Gold production for the first quarter 2012 was 7% lower than the first quarter 2011. Lower production was mainly due to decreased production at Porgera, Cowal and Plutonic. This decrease was partially offset by higher production at Yilgarn South.

Production at Porgera decreased by 22%, mainly due to lower average head grades and lower tons processed due to power supply interruptions, and a decrease in underground mining activity due to the impact of illegal miners. Production at Cowal decreased by 17%, due to mine sequencing, which resulted in the mining of lower grade zones of the pit. Production at Plutonic decreased by 34% from the first quarter 2011, largely due to lower average head grades. Production at Yilgarn South increased by 54% over the first quarter 2011 due to better average head grades at Lawlers, improved production rates at Darlot and higher tons mined and processed at Granny Smith and Lawlers.

In the first quarter 2012, cost of sales increased by 15% over the same prior year period, reflecting higher direct mining costs, particularly for labor and energy. The increase in direct mining costs was partially offset by an increase in capitalized production phase stripping costs at Granny Smith, Kalgoorlie and Kanowna. Total cash costs per ounce were up 28% to $748 over the same prior year period, primarily due to the same factors that affected cost of sales as well as the impact of slightly lower production levels.

We continue to expect full year gold production to be in the range of 1.80 to 1.95 million ounces at total cash costs of $700 to $750 per ounce for the region.

BARRICK FIRST QUARTER 2012	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

Summary of Financial and Operating Data

For the three months ended March 31
100% basis	2012	2011	% Change
Total tons mined (000s)	10,601	12,962	(18%)
Ore tons processed (000s)	2,096	2,117	(1%)
Average grade (ozs/ton)	0.081	0.094	(14%)
Gold produced (000s/oz)	145	174	(17%)
Cost of sales ($ millions)	$ 185	$ 166	11%
Total cash costs (per oz)	$ 925	$ 658	41%
Segment income ($ millions)[2]	$ 51	$ 70	(27%)
Segment EBITDA ($ millions)[3]	$ 87	$ 102	(15%)
Capital expenditures ($ millions)[4]	$ 60	$ 47	28%

For the three months ended March 31
73.9% basis[1]	2012	2011	% Change
Total tons mined (000s)	7,834	9,579	(18%)
Ore tons processed (000s)	1,549	1,564	(1%)
Average grade (ozs/ton)	0.081	0.094	(14%)
Gold produced (000s/oz)	107	129	(17%)
Cost of sales ($ millions)	$ 137	$ 123	11%
Total cash costs (per oz)	$ 925	$ 658	41%
Segment income ($ millions)[2]	$ 38	$ 52	(27%)
Segment EBITDA ($ millions)[3]	$ 64	$ 75	(15%)
Capital expenditures ($ millions)[4]	$ 44	$ 35	26%

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]	Segment income excludes income taxes.
[3]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the first quarter 2012, on a 100% basis, were $87 million and $51 million, a decrease of 15% and 27%, respectively, over the same prior year period. The decreases were primarily as a result of lower sales volumes and higher total cash costs, which were partially offset by higher realized gold prices.

Barrick’s equity interest in first quarter 2012 production was 17% lower than the same prior year period. Lower production in the first quarter 2012 was mainly due to a decrease in production at Buzwagi, primarily as a result of planned mining of lower average head grades and due to power supply interruptions together with lower recovery and lower throughput.

In the first quarter 2012, cost of sales, on a 100% basis, increased by 11% over the same prior year period primarily due to higher direct mining costs, largely due to inflationary pressures, increases in commodity inputs for key operating consumables, higher power costs, due to an increase in self-generated power across all our sites and lower capitalized production phase stripping costs at North Mara. First quarter 2012 total cash costs were $925 per ounce, up 41% over the same prior year period. The increase in total cash costs reflects the same factors affecting cost of sales, together with the impact of lower production levels on unit production costs.

We continue to expect full year equity gold production reflecting our 73.9% ownership of ABG, to be in the range of 0.500 to 0.535 million ounces at total cash costs of $790 to $860 per ounce.

Capital Projects

Summary of Financial and Operating Data

($ millions)
For the three months ended March 31	2012	2011	% Change
Total E&E expenses[1]	$ 12	$9	33%
Segment income (loss)	(9)	(12)	(25%)
Segment EBITDA[2]	(8)	(11)	(27%)
Capital expenditures[3]
Pascua-Lama	395	260	52%
Pueblo Viejo	115	141	(18%)
Cerro Casale	11	10	10%
Equity investees	7	8	(13%)
Subtotal	528	419	26%
Capital commitments[4]	$ 2,081	$1,208	72%

[1]	Amounts presented represent our share of E&E expense.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $12 million in E&E expenses (our share) in capital expenditures in the first quarter 2012 as compared to the same prior year period E&E expense of $9 million. The increase in E&E compared to first quarter 2011 primarily relates to increased E&E expenses at our capital projects. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama project.

Further information about our capital projects in construction, namely Pueblo Viejo and Pascua-Lama, and capital projects in feasibility, namely Cerro Casale and Donlin Gold, is provided in the Business Overview section on pages 13 to 14.

BARRICK FIRST QUARTER 2012	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

Summary of Financial and Operating Data

For the three months ended March 31	2012	2011	% Change
Copper produced (millions of lbs)	117	75	56%
Cost of sales ($ millions)	$ 294	$ 121	143%
C1 cash costs (per lb)	$ 2.08	$ 1.25	66%
C3 fully allocated costs (per lb)	$ 2.67	$ 1.46	83%
Segment income ($ millions)[1]	$ 151	$ 228	(34%)
Segment EBITDA ($ millions)[2]	$ 207	$ 247	(16%)
Capital expenditures ($ millions)[3]	$ 109	$ 8	1,263%

[1]	Segment income excludes income taxes.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.
[3]

Amounts presented represent expenditures for minesite expansion, minesite sustaining, copper projects as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income for the first quarter 2012 were $207 million and $151 million, a decrease of 16% and 34%, respectively, over the same prior year period. The decreases were primarily as a result of lower realized copper prices and higher C1 cash costs, which were partially offset by higher sales volumes.

Copper production in the first quarter 2012 was 117 million pounds, which was 56% higher than the same prior year period. The increase in production level was mainly due to the inclusion of production from Lumwana.

In first quarter 2012, cost of sales increased by 143% over the same prior year period, primarily due to the inclusion of higher cost Lumwana production and the impact of higher input prices for power and sulfuric acid at Zaldívar. C1 cash costs per pound increased by 66% over the same prior year period, primarily reflecting the above factors on unit production costs.

Production and C1 cash costs at Lumwana were impacted by lower mining rates primarily as a result of poor ground conditions from the wet season in the first quarter, which are also having an impact on the second quarter. In addition, Lumwana’s second quarter production and C1 cash costs are anticipated to be impacted by planned mill maintenance. In the second half of the year, total copper production is expected to increase, primarily due to the commencement of mining at the large Chimiwungo deposit at Lumwana and the start up of production at Jabal Sayid.

We continue to expect full year copper production to be in the range of about 550 to 600 million pounds at C1 cash costs in the range of $1.90 to $2.20 per pound. Further information about our Jabal Sayid copper project, currently in construction, and copper projects in feasibility including Zaldívar Sulfides Expansion and Lumwana Expansion, and Kabanga is provided in the Business Overview section on pages 13 to 15.

BARRICK FIRST QUARTER 2012	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)
	As at March 31, 2012	As at December 31, 2011
Total cash and equivalents	$2,665	$2,745
Non-cash working capital	2,585	2,335
Non-current assets	43,175	42,339
Other assets	1,452	1,465
Total Assets	49,877	48,884
Non-current liabilities excluding adjusted debt	6,417	7,361
Adjusted debt[1]	13,062	13,058
Other liabilities	3,890	2,911
Total Liabilities	23,369	23,330
Total shareholders’ equity	24,170	23,363
Non-controlling interests	2,338	2,191
Total Equity	$26,508	$25,554
Dividends	$150	$120
Net debt[1]	$10,411	$10,320
Total common shares outstanding (millions of shares)[2]	1,001	1,000
Key Financial Ratios:
Current ratio[3]	1.72:1	2.25:1
Adjusted debt-to-equity[4]	0.54:1	0.56:1
Net debt-to-equity[5]	0.43:1	0.44:1
Net debt-to-total capitalization[6]	0.35:1	0.33:1
Return on equity[7]	18%	22%

[1]

Adjusted debt and net debt are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 41 of this MD&A. Following the issuance of $2.0 billion in new debt securities on April 2, 2012 and repayment of $1.0 billion in credit facilities that were outstanding as of March 31, 2012 adjusted debt increased to $ 14,062 million and net debt remained unchanged.

[2]	Total common shares outstanding do not include 7.5 million stock options. The increase from December 31, 2011 is due to the exercise of stock options.
[3]	Represents current assets divided by current liabilities as March 31, 2012 and December 31, 2011.
[4]	Represents adjusted debt divided by total shareholders’ equity as at March 31, 2012 and December 31, 2011.
[5]	Represents net debt divided by total shareholders’ equity as at March 31, 2012 and December 31, 2011.
[6]	Represents net debt divided by capital stock and long-term debt at March 31, 2012 and December 31, 2011.
[7]	Represents adjusted net earnings divided by average shareholder’s equity as at March 31, 2012 and December 31, 2011.

Balance Sheet Review

Total assets were $49.9 billion at March 31, 2012, an increase of $993 million or 2% compared to December 31, 2011. The increase primarily reflects an increase in property, plant and equipment, which reflects the impact of the significant capital expenditures primarily related to our projects in construction. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities increased slightly compared to December 31, 2011, largely due to an increase in deferred income tax liabilities, which was partially offset by a decrease in accounts payables and other current liabilities.

BARRICK FIRST QUARTER 2012	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Net Debt

($ millions) For the three months ended March 31	2012	2011
Operating Activities
Adjusted operating cash flow	$1,374	$1,439
Settlement of contingent consideration	(50)	-
Non-recurring tax payments	(52)	-
Operating inflows	$1,272	$1,439
Investing activities
Capital expenditures - minesite sustaining	(269)	(188)
Capital expenditures - open pit and underground mine development	(227)	(227)
Capital expenditures - minesite expansion[1]	(129)	(81)
Capital expenditures - projects[1]	(690)	(575)
Acquisitions	-	(25)
Other investing activities	(18)	29
Total investing outflows	(1,333)	(1,067)
Financing activities (excluding debt)
Dividends	(150)	(120)
Funding from non-controlling interests	140	57
Other financing activities	(10)	6
Total financing (outflows) inflows	(20)	(57)
Other movements	(3)	(1)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	(7)	63
Net (decrease) increase in net debt	91	(377)
Net debt at beginning of period[2]	10,320	2,427
Net debt at end of period[2]	$ 10,411	$ 2,050

[1]	The amounts include capitalized interest of $77 million (2011: $69 million).
[2]	Net debt is a non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 41 of this MD&A.

As at March 31, 2012 net debt was $10.4 billion, and our net debt-to-equity ratio and net debt-to-total capitalization ratios were 0.43:1 and 0.35:1, respectively. This compares to net debt as at December 31, 2011 of $10.3 billion, and net debt-to-equity and net debt-to-total capitalization ratios of 0.44:1 and 0.33:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2013. In January 2012, we entered into a new credit facility of $4 billion with an interest rate of LIBOR plus 1.00%, which matures in 2017 (the “Third Credit Facility”). Coincident with becoming effective, we drew $1 billion on the Third Credit Facility, paid down the $1 billion outstanding under the Second Credit Facility and then terminated the Second Credit Facility. In April 2012, we issued an aggregate of $2.0 billion in debt securities comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the Third Credit Facility, which was originally drawn upon to partially fund the cost of the Equinox acquisition, with the balance of the proceeds being used to finance the development of mining projects and for general corporate purposes. As a result, our total debt repayments, after the $1.0 billion repayment of the credit facility made in April 2012, through 2014 is $3,456 million.

Shareholders’ Equity
As at April 20, 2012	Number of shares
Common shares	1,000,555,169
Stock options	7,484,165

Dividends

Our Board of Directors has authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share. This increased dividend reflects our ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

In the first quarter 2012, other comprehensive income was a loss of $79 million on an after-tax basis. This balance consists primarily of losses of $17 million on hedge contracts designated for future periods due to changes in currency exchange rates, silver prices, copper prices, and fuel prices, and reclassification adjustments totaling $109 million for gains on hedge contracts designated for the first quarter 2012 that were transferred to earnings in the first quarter 2012 in conjunction with the recognition in expense of the related hedge exposure; partially offset by $14 million in gains for currency translation adjustments on Barrick Energy and other foreign subsidiaries, and a $31 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at March 31, 2012 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $607 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar exchange rates against the US

BARRICK FIRST QUARTER 2012	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs/depreciation are recorded in earnings.

Liquidity and Cash Flow

Total cash and cash equivalents as at March 31, 2012 were $2.7 billion10. At quarter end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

One of our primary ongoing sources of liquidity is operating cash flow. In the first quarter 2012, we generated $1.3 billion in operating cash flow, compared to $1.4 billion of operating cash flow in the same prior year period. Adjusted operating cash flow totaled $1.4 billion in the first quarter 2012, a decrease of 5% compared to the first quarter 2011. The decrease in adjusted operating cash flow was primarily due to higher income taxes paid, and an increase in non-cash working capital (see the following table), partially offset by higher operating earnings.

Non-Cash Working Capital

(in $ millions)	As at March 31, 2012	As at December 31, 2011
Raw materials
Ore in stockpiles[1]	$ 1,777	$ 1,590
Ore on leach pads	$ 565	$ 582
Mine operating supplies	$ 891	$ 885
Work in process	$ 439	$ 377
Finished products	$ 161	$ 217
Other current assets	444	507
Accounts receivable	446	426
VAT and fuel tax receivables[2]	507	466
Accounts payable and other current liabilities	(2,645)	(2,715)
Non-cash working capital	$ 2,585	$ 2,335
[1]	Includes long-term stockpiles of $1,334 million (2011: $1,153 million).
[2]	Includes long-term VAT and fuel tax receivables of $311 million (2011: $272 million).

The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

[10]	Includes $581 million cash held at ABG, which may not be readily deployed outside ABG.

The table below illustrates the sensitivity impact of changes in gold and copper prices on our annualized EBITDA, assuming our expected 2012 production levels for the remainder of 2012.

	Change in price	Impact on EBITDA
Gold	100/oz	$ 0.7 billion
Copper	$ 0.50/lb	$ 0.1 billion

Cash used in investing activities amounted to $1,333 million in the first quarter 2012, an increase of $266 million compared to the first quarter 2011, primarily due to an increase in capital expenditures.

Cash used in financing activities for the first quarter 2012 was $27 million, which primarily consists of dividend payments of $150 million, partially offset by $140 million funding received from non-controlling interests. This compares to financing inflows in the first quarter 2011 of $100 million, which reflects the drawdown of $159 million of Pueblo Viejo project financing, partially offset by dividend payments of $120 million.

BARRICK FIRST QUARTER 2012	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

($ millions)
For the three months ended March 31	2012	2011
Capital expenditures – gold projects
Pascua-Lama	$ 395	$ 260
Pueblo Viejo	115	141
Cerro Casale	11	10
Subtotal[2]	$ 521	$ 411
Copper projects
Jabal Sayid	$21	-
Subtotal	$ 542	$ 411
Capital expenditures attributable to non-controlling interests[3]	81	97
Total consolidated project capital expenditures	$ 623	$ 508
Capital expenditures - minesite expansion
Gold
North America	$ 39	$ 65
South America	22	14
Copper	$58	-
Total capital expenditures - minesite expansion	$ 119	$ 79
Capital expenditures - minesite sustaining
Gold
North America	$ 82	$ 44
South America	28	22
Australia Pacific	48	44
African Barrick Gold	31	24
Copper	11	8
Barrick Energy	56	36
Other	13	10
Total capital expenditures - minesite sustaining	$ 269	$ 188
Capital expenditures - open pit and underground mine development
Gold
North America	$ 88	$ 128
South America	28	12
Australia Pacific	63	64
African Barrick Gold	29	23
Copper	19	-
Total capital expenditures – open pit and underground mine development	$ 227	$ 227
Capitalized interest	77	69
Total consolidated capital expenditures	$ 1,315	$ 1,071
Capital expenditures attributable to non-controlling interests[3]	81	97
Total capital expenditures attributable to Barrick	$ 1,234	$ 974
Total capital expenditures - copper mines	103	8
Total capital expenditures - gold mines	520	509
Total capital expenditures - copper projects	21	-
Total capital expenditures - gold projects	521	411
Capital expenditures-other	69	46
Total capital expenditures attributable to Barrick	$ 1,234	$ 974

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $587 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.

Financial Instruments

As of March 31, 2012, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position (total balance attributable to the counterparties is $781 million), four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding $113 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency. Please refer to note 22 in our annual consolidated financial statements for a description of our risk management policy with respect to financial instruments.

BARRICK FIRST QUARTER 2012	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at March 31, 2012
Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,665	million	• Credit
				• Credit
Accounts receivable		$ 446	million	• Market
				• Market
Available-for-sale securities		$ 127	million	• Liquidity
Accounts payable		$ 1,960	million	• Interest rate
Debt[1]		$ 13,476	million	• Interest rate
Restricted share units		$60	million	• Market
Deferred share units		$9	million	• Market
Derivative instruments - currency contracts	CAD	992	million	• Credit
	CLP	813,895	million	• Market/liquidity
	AUD	5,076	million	• Interest rate
	EUR	10	million
	PGK	30	million
	ZAR	402	million
Derivative instruments - silver contracts		45	million oz	• Market/liquidity
Derivative instruments - copper contracts		216	million lbs	• Credit
				• Interest rate
Derivative instruments - energy contracts	Diesel	5	million bbls	• Market/liquidity
	Propane	4	million gallons	• Credit
				• Interest rate
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	• Market/liquidity

[1]	Amounts presented in the table do not include the $2.0 billion in debt securities issued and the repayment of $1.0 billion on our credit facility in April 2012.

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures over the next several years for both new mine projects and expansion project at producing mines. The projects are at various stages of exploration or scoping study stage, pre-feasibility/feasibility stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each project is subject to a decision to proceed considering the project investment rate of return and various other qualitative factors. Four projects were in the construction stage at March 31, 2012, namely Pueblo Viejo, Pascua-Lama, and the Goldstrike thiosulfate technology project and Jabal Sayid (refer to pages 13 to 14 for further details). The most significant projects not yet approved for construction are described on pages 14 to 15.

BARRICK FIRST QUARTER 2012	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments1

	Payments due As at March 31
($ millions)	2012[1]	2013	2014	2015	2016	2017 and thereafter	Total
Debt2, [3]
Repayment of principal	$169	$2,061	$1,140	$190	$1,590	$9,142	$14,292
Capital leases	48	42	34	22	16	22	184
Interest	594	609	575	550	523	6,344	9,195
Provisions for environmental rehabilitation[4]	142	126	69	82	71	1,834	2,324
Operating leases	21	22	14	14	11	64	146
Restricted share units	32	20	8	-	-	-	60
Pension benefits and other post-retirement benefits	37	28	28	28	28	141	290
Derivative liabilities[5]	9	9	8	12	7	9	54
Purchase obligations for supplies and consumables[6]	832	235	154	116	116	364	1,817
Capital commitments[7]	1,782	453	6	1	7	-	2,249
Social development costs	18	29	37	6	6	64	160
Total	$3,684	$3,634	$2,073	$1,021	$2,375	$17,984	$30,771

[1]	Represent the obligations and commitments for the remainder of the year.
[2]

Debt and Interest—Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2012. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]

Amounts presented in the table include the $2.0 billion in debt securities issued and the repayment of $1.0 billion on the Third Credit Facility in April 2012, and the corresponding impact on interest payments in 2012 and thereafter with these transactions.

[4]	Provisions for Environmental Rehabilitation—Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[5]

Derivative Liabilities—Amounts presented in the table relate to derivative contracts disclosed under note 17 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[6]	Purchase Obligations for Supplies and Consumables—Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[7]

Capital Commitments—Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at March 31, 2012 mainly relate to construction capital at Pueblo Viejo, Pascua-Lama and Jabal Sayid.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 22 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK FIRST QUARTER 2012	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information

	2012		2011		2010
($ millions, except where indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$3,644	$3,761	$3,971	$3,417	$3,087	$3,005	$2,782	$2,613
Realized price – gold[1]	1,691	1,664	1,743	1,513	1,389	1,368	1,237	1,205
Realized price – copper[1]	3.78	3.69	3.54	4.07	4.25	3.99	3.43	2.93
Cost of sales	1,770	1,705	1,694	1,487	1,354	1,325	1,295	1,254
Net earnings[2]	1,029	959	1,365	1,159	1,001	961	942	859
Per share (dollars)[2,3]	1.03	0.96	1.37	1.16	1.00	0.97	0.96	0.87
Adjusted net earnings[4]	1,086	1,166	1,379	1,117	1,004	1,018	912	824
Per share (dollars)[2,3]	1.09	1.17	1.38	1.12	1.01	1.02	0.93	0.84
EBITDA[4]	1,997	1,998	2,460	2,090	1,828	1,770	1,669	1,489
Operating cash flow	1,272	1,224	1,902	750	1,439	866	1,441	1,127
Adjusted operating cash flow[4]	$1,374	$1,299	$2,004	$938	$1,439	$1,522	$1,441	$1,127

[1]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 40 of this MD&A.

[2]	Sum of all the quarters may not add up to the yearly total due to rounding.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Adjusted net earnings, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard definition under IFRS. For further information and a detailed reconciliation, please see pages 37—41 of this MD&A.

Our financial results for the last eight quarters reflect a trend of increasing spot gold and volatile copper prices that have translated into increasing revenues, net earnings, EBITDA and adjusted operating cash flow partially offset by higher gold and copper production costs mainly caused by inflationary pressures. Our results have shown significant margin expansion over the past several years as we continue to benefit from rising gold prices.

BARRICK FIRST QUARTER 2012	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The following is a summary of significant updates to these estimates, since the discussion of these estimates in our 2011 annual MD&A.

Accounting for impairment of non-current assets

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. No triggering events were identified in first quarter 2012. Based on the results of our last annual test in fourth quarter 2011, the carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the annual test are:

As at March 31, 2012	Carrying Value
Lumwana	$ 3,607
Jabal Sayid	1,235
Buzwagi	671
Barrick Energy CGUs	244
Pierina	$ 106

Life of mine (“LOM”) Estimates Used to Measure

Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prospectively revise calculations of depreciation based on these updated LOM plans. The table below illustrates the impact of historic changes in LOM estimates on depreciation for each of our operating segments.

Impact of Historic Changes in LOM Estimates on Depreciation

For the three months ended March 31	2012
($ millions, except LOM in millions of contained gold oz/billions of contained copper pounds)	LOM increase (decrease)[1]	Depreciation increase (decrease)
Gold
North America	5.1	($12)
Australia Pacific	1.3	1
African Barrick Gold	(1.0)	3
South America	1.1	(1)
Total Gold	6.5	$(9)
Total Copper	0.3	($1)

[1]

Each year we update our LOM estimates as at the end of the year as part of our normal business cycle. We then use those updated LOM estimates to calculate depreciation expense in the following fiscal year on assets which use the units-of-production method of depreciation. LOM changes presented were calculated as at the end of 2011 and are in millions of contained ounces/pounds

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2011 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

BARRICK FIRST QUARTER 2012	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES11

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2011 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following is a summary of significant updates to these non-GAAP financial performance measures since our 2011 annual MD&A.

Total Cash Costs per pound, C1 Cash Costs per pound and C3 Fully Allocated Costs per pound, Net Cash Costs

Starting in this MD&A, we have replaced the non-GAAP measure “total cash costs per pound” for our copper business with “C1 cash costs per pound”. We have adopted the cash cost model developed by Brook Hunt & Associates (“Brook Hunt”) for analyzing and reporting the results of our copper business in order to conform our presentation with other significant copper producers. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we are also introducing “C3 fully allocated costs per pound” based on Brook Hunt’s methodology. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges. These new measures are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Adjusted Net Earnings (Adjusted Net Earnings per Share), Return on Equity

Reconciliation of Net Earnings to Adjusted Net Earnings, Return on Equity 1

($ millions, except per share amounts in dollars)
For the three months ended March 31	2012	2011
Net earnings/(losses)attributable to equity holders of the Company	$1,029	$1,001
Significant tax adjustments not related to current period earnings	-	(4)
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	93	-
Acquisition/disposition adjustments	(8)	(44)
Foreign currency translation (gains)/losses	(5)	(3)
Restructuring costs	-	2
Acquisition related costs[2]	(1)	-
Changes in PER discount rate for closed sites	1	-
Unrealized (gains)/losses on non-hedge derivative instruments	(23)	52
Adjusted net earnings	$ 1,086	$ 1,004
Net earnings/(losses) per share[3]	$ 1.03	$ 1.00
Adjusted net earnings per share[3]	$ 1.09	$1.01
Average Shareholders’ Equity	$ 23,767	$ 19,979
Return on equity[4]	18%	20%

[1]	Amounts presented in this table are post-tax.
[2]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

[11]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK FIRST QUARTER 2012	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Operating Cash Flow, Adjusted Operating Cash Flow before Working Capital Changes and Free Cash Flow

Reconciliation of Adjusted Operating Cash Flow

($ millions)
For the three months ended March 31	2012	2011
Operating cash flow	$ 1,272	$ 1,439
Settlement of contingent consideration	50	-
Non-recurring tax payments	52	-
Adjusted operating cash flow	$ 1,374	$ 1,439
Changes in working capital	$ 205	$106
Adjusted operating cash flow before working capital changes	$1,579	$ 1,545
Adjusted operating cash flow	$ 1,374	$ 1,439
Capital expenditures-Barrick’s share	(1,234)	(974)
Free cash flow	$ 140	$465

Total Cash Costs per ounce, C1 Cash Costs per pound and Net Cash Costs per ounce

Reconciliation of Cost of Sales to Total Cash Costs per ounce and C1 Cash Costs per pound

($ millions)	Gold		Copper		Oil and Gas		Total
For the three months ended March 31	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$ 1,433	$ 1,202	$ 294	$ 121	$ 43	$ 31	$ 1,770	$ 1,354
Less: Depreciation	313	264	55	19	26	21	394	304
	$ 1,120	$ 938	$ 239	$ 102	$ 17	$ 10	$ 1,376	$ 1,050

Gold

($ millions, except per ounce information in dollars)
For the three months ended March 31	2012	2011
Cost of sales	$1,120	$938
Cost of sales applicable to non-controlling interests[1]	(47)	(40)
Cost of sales applicable to ore purchase arrangement	(46)	(25)
Other metal sales	(30)	(33)
Realized non-hedge gains/losses on fuel hedges	(3)	(2)
Treatment and refinement charges[2]	1	3
Impact of Barrick Energy	(25)	(28)
Total cash cost of sales	$970	$813
Ounces sold—consolidated basis (000s ounces)	1,826	1,907
Ounces sold- non-controlling interest (000s ounces)[1]	(43)	(45)
Ounces sold—equity basis (000s ounces)	1,783	1,862
Total cash costs per ounce[3]	$545	$437
[1]	Relates to interest in ABG held by outside shareholders.
[2]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[3]	Total cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2012	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

($ millions, except per pound information in dollars)
For the three months ended March 31	2012	2011
Cost of sales	239	102
Treatment and refinement charges[1]	$ 23	$ -
Less: royalties	(4)	(1)
Less: non-routine charges	(12)	-
C1 cash cost of sales	$ 246	$ 101
Depreciation/amortization	55	19
Royalties	4	1
Non-routine charges	12	-
Exploration and evaluation	4	-
Administration costs	4	-
Other expense (income)	(8)	(4)
C3 fully allocated cost of sales	$ 317	$ 117
Pounds sold-consolidated basis (millions pounds)	119	80
C1 cash cost per pound[2]	$ 2.08	$ 1.25
C3 fully allocated cost per pound[2]	$ 2.67	$ 1.46

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	C1 cash cost per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

Net Cash Costs per ounce

($ millions, except per ounce/pound data in dollars)
For the three months ended March 31	2012	2011
Ounces gold sold-equity basis (000s)	1,783	1,862
Total cash costs per ounce-equity basis	$ 545	$ 437
Revenues from copper sales	$ 445	$ 345
Inventory purchase accounting adjustment	(1)	-
Treatment and refinement charges[1]	23	-
Realized non-hedge copper derivative (losses) gains	(19)	(3)
Net revenues from copper excluding realized non-hedge gains/losses from copper contracts	$ 448	$ 342
Copper C1 cash cost of sales	246	101
Copper credits	202	241
Copper credits per ounce[2]	113	129
Net cash costs per ounce	$ 432	$ 308

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Copper credits per ounce for the three months ended March 31, 2012 may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2012	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)
For the three months ended March 31	2012	2011
Net earnings	$ 1,029	$ 1,001
Income tax expense	529	494
Finance costs	48	32
Finance income	(3)	(3)
Depreciation	394	304
EBITDA	$ 1,997	$ 1,828
Reported as:
Gold
North America	$ 976	$ 774
South America	513	382
Australia Pacific	374	372
African Barrick Gold	87	102
Copper	207	247
Capital Projects	(8)	(11)
Barrick Energy	21	23
Other	(173)	(61)
EBITDA	$ 1,997	$ 1,828

Realized Prices

Reconciliation of Sales to Realized Price per ounce/per pound

($ millions, except per ounce/pound information in dollars)	Gold		Copper
For the three months ended March 31	2012	2011	2012	2011
Sales	$ 3,122	$ 2,663	$ 445	$ 345
Sales applicable to non-controlling interests	(73)	(70)	-	-
Sales attributable to ore purchase agreement	(49)	(28)	-	-
Realized non-hedge gold/copper derivative (losses) gains	(2)	4	(19)	(3)
Treatment and refinement charges[1]	1	3	23	-
Export duties	17	15	-	-
Revenues-as adjusted	$ 3,016	$ 2,587	$ 449	$ 342
Ounces/pounds sold (000s ounces/millions pounds)	1,783	1,862	119	80
Realized gold/copper price per ounce/pound[2]	$ 1,691	$ 1,389	$ 3.78	$ 4.25
[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2012	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Margin

Reconciliation of net cash margin per ounce

(Per ounce data in dollars)	Gold		Copper
For the three months ended March 31	2012	2011	2012	2011
Realized gold/copper price per ounce/pound	$1,691	$1,389	$3.78	$4.25
Total cash costs per ounce	545	437
C1 cash costs per pound			2.08	1.25
Total cash margin per ounce/per pound	$1,146	$952	$1.70	$3.00
Copper credit per ounce[1]	113	129
Net cash margin per ounce	$1,259	$1,081

1	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 39.

Adjusted Debt and Net Debt

Adjusted Debt and Net Debt Summary

($ millions)	As at March 31, 2012	As at December 31, 2011
Debt per financial statements	$ 13,390	$ 13,369
Fair value and other adjustments[1]	48	65
Pueblo Viejo financing –partner’s share[2]	(376)	(376)
Adjusted debt	$ 13,062	$ 13,058
Cash and equivalents	(2,665)	(2,745)
Cash and equivalents –partner’s share at Pueblo Viejo[2]	14	7
Net debt	$ 10,411	$ 10,320

[1]	Other adjustment primarily related to issue costs which have been netted against the debt.
[2]

We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $941 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK FIRST QUARTER 2012	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars, except per share data) (Unaudited)		March 31,
	2012	2011

Revenue (notes 4 and 5)	$3,644	$3,087
Costs and expenses
Cost of sales (notes 4 and 6)	1,770	1,354
Corporate administration	48	42
Exploration and evaluation (note 7)	96	65
Other expense (note 9A)	94	130
Impairment charges (note 9B)	94	–
	2,102	1,591
Other income (note 9C)	41	72
Income (loss) from equity investees (note 13)	(4)	1
Gain (loss) on non-hedge derivatives (note 17D)	34	(31)
Income before finance items and income taxes	1,613	1,538
Finance items (note 10)
Finance income	3	3
Finance costs	(48)	(32)
Income before income taxes	1,568	1,509
Income tax expense (note 11)	(529)	(494)
Net income	$1,039	$1,015
Attributable to:
Equity holders of Barrick Gold Corporation	$1,029	$1,001
Non-controlling interests (note 21)	$10	$14

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income
Basic	$1.03	$1.00
Diluted	$1.03	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2012	42	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)		March 31,
	2012	2011
Net income	$1,039	$1,015

Other comprehensive income, net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil, $4	2	10
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $2, $31	(15)	142
Realized gains on derivatives designated as cash flow hedges, net of tax $29, $16	(80)	(73)
Currency translation adjustments, net of tax $nil, $nil	14	28
Total other comprehensive income (loss)	(79)	107
Total comprehensive income	$960	$1,122
Attributable to:

Equity holders of Barrick Gold Corporation	$950	$1,108

Non-controlling interests	$10	$14

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2012	43	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)		March 31,
	2012	2011
OPERATING ACTIVITIES
Net income	$1,039	$1,015
Adjusted for the following items:
Depreciation	394	304
Impairment charges (note 9B)	94	-
Income tax expense (note 11)	529	494
Increase in inventory	(212)	(56)
(Gain) loss on non-hedge derivatives	(34)	31
(Gain) on sale of long-lived assets/investments	(10)	(70)
Other (note 12A)	(146)	29
Operating cash flows before interest and income taxes	1,654	1,747
Gross interest paid	(21)	(20)
Income taxes paid	(361)	(288)
Net cash provided by operating activities	1,272	1,439
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(1,315)	(1,071)
Sales proceeds	-	30
Acquisitions (note 3)	-	(25)
Investments
Purchases	-	(7)
Sales	37	20
Other investing activities (note 12B)	(55)	(14)
Net cash used in investing activities	(1,333)	(1,067)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	4	21
Long-term debt
Proceeds	-	159
Repayments	(7)	(2)
Dividends	(150)	(120)
Funding from non-controlling interests	140	57
Other financing activities (note 12C)	(14)	(15)
Net cash provided by (used in) financing activities	(27)	100
Effect of exchange rate changes on cash and equivalents	8	3
Net increase (decrease) in cash and equivalents	(80)	475
Cash and equivalents at beginning of period (note 17A)	2,745	3,968
Cash and equivalents at end of period (note 17A)	$2,665	$4,443

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2012	44	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31,	As at December 31,
	2012	2011
ASSETS
Current assets
Cash and equivalents (note 17A)	$2,665	$2,745
Accounts receivable	446	426
Inventories (note 14)	2,499	2,498
Other current assets	1,092	876
Total current assets	6,702	6,545

Non-current assets
Equity in investees (note 13)	234	440
Other investments	127	161
Property, plant and equipment (note 15)	29,891	28,979
Goodwill (note 16)	9,628	9,626
Intangible assets	572	569
Deferred income tax assets	395	409
Non-current portion of inventory (note 14)	1,334	1,153
Other assets	994	1,002
Total assets	$49,877	$48,884
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,960	2,083
Debt (note 17B)	1,245	196
Current income tax liabilities	438	306
Other current liabilities	247	326
Total current liabilities	3,890	2,911

Non-current liabilities
Debt (note 17B)	12,145	13,173
Provisions (note 19)	2,340	2,326
Deferred income tax liabilities	4,266	4,231
Other liabilities (note 18)	728	689
Total liabilities	23,369	23,330
Equity
Capital stock (note 20)	17,899	17,892
Retained earnings	5,441	4,562
Accumulated other comprehensive income	516	595
Other	314	314
Total equity attributable to Barrick Gold Corporation shareholders	24,170	23,363
Non-controlling interests (note 21)	2,338	2,191
Total equity	26,508	25,554
Contingencies and commitments (notes 15 and 22)
Total liabilities and equity	$49,877	$48,884

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2012	45	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income	Other[1]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2012	1,000,423	$ 17,892	$ 4,562	$ 595	$ 314	$ 23,363	$ 2,191	$ 25,554
Net income	-	-	1,029	-	-	1,029	10	1,039
Total other comprehensive income (loss)	-	-	-	(79)	-	(79)	-	(79)
Total comprehensive income	-	-	1,029	(79)	-	950	10	960
Transactions with owners
Dividends	-	-	(150)	-	-	(150)	-	(150)
Issued on exercise of stock options	124	4	-	-	-	4	-	4
Recognition of stock option expense	-	3	-	-	-	3	-	3
Funding from non-controlling interests	-	-	-	-	-	-	140	140
Other decrease in non-controlling interests	-	-		-	-	-	(3)	(3)
Total transactions with owners	124	7	(150)	-	-	(143)	137	(6)
At March 31, 2012	1,000,547	$ 17,899	$5,441	$ 516	$ 314	$ 24,170	$ 2,338	$ 26,508

At January 1, 2011	998,500	$ 17,820	$ 609	$ 729	$ 314	$ 19,472	$ 1,745	$ 21,217
Net income	-	-	1,001	-	-	1,001	14	1,015
Total other comprehensive income	-	-	-	107	-	107	-	107
Total comprehensive income	-	-	1,001	107	-	1,108	14	1,122
Transactions with owners Dividends	-	-	(120)	-	-	(120)	-	(120)
Issued on exercise of stock options	667	21	-	-	-	21	-	21
Recognition of stock option expense	-	4	-	-	-	4	-	4
Funding from non-controlling interests	-	-	-	-	-	-	57	57
Total transactions with owners	667	25	(120)	-	-	(95)	57	(38)
At March 31, 2011	999,167	$ 17,845	$1,490	$ 836	$ 314	$ 20,485	$ 1,816	$ 22,301

1

Includes additional paid-in capital as at March 31, 2012: $276 million (December 31, 2011: $276 million; March 31, 2011: $276 million) and convertible borrowings—equity component as at March 31, 2012: $38 million (December 31, 2011: $38 million; March 31, 2011: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2012	46	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMK are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2011, and have been consistently applied in the preparation of these interim financial statements. These interim financial statements were authorized for issuance by the Board of Directors on May 1, 2012.

Certain comparatives have been restated to conform to current presentation.

B)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint

BARRICK FIRST QUARTER 2012	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRIC 20 on our consolidated financial statements.

C)	Significant Changes in Estimates

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended March 31, 2012 was an increase of $2 million (2011: $21 million decrease). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended March 31, 2012 was an increase of $3 million (2011: $nil).

Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. During the first quarter of 2012 and 2011, we did not record any significant changes to PER at any of our minesites.

3 > ACQUISITIONS AND DIVESTITURES

For the three months ended March 31	2012	2011
Cash paid on acquisition[1]
Barrick Energy acquisitions	$-	$25
Cash proceeds on divesture[1]
Sedibelo	$-	$44
1	All amounts represent gross cash paid on acquisition or received on divestiture.

A)	Barrick Energy Acquisition

In first quarter 2011, our oil and gas subsidiary Barrick Energy acquired a 50% interest in the Valhalla North property from Penn West (“Valhalla North”), for approximately $25 million. Barrick Energy began consolidating the operating results, cash flows, and net assets of Valhalla North from January 14, 2011.

B)	Disposition of 10% Interest in Sedibelo

On March 23, 2011, we disposed of our 10% interest in the Sedibelo platinum project (“Sedibelo”) with a carrying amount of nil, to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo; and transferred certain long lead items and associated liabilities with carrying amounts of nil and $23 million respectively, to Newshelf 1101 (Proprietary) Limited for consideration of $44 million. We also settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. We recorded a pre-tax gain of $67 million upon the closing of this transaction.

BARRICK FIRST QUARTER 2012	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil and gas business, and a capital projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at a business unit level. Therefore, these business units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended March 31, 2012	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)	[1]	Segment income (loss)	[2]
Gold
North America	$ 1,404	$ 411	$ 127	$ 6	$ 16	$ (1)		$ 845
South America	718	189	72	1	5	12		439
Australia Pacific	769	370	74	12	13	3		297
ABG	266	150	35	7	15	8		51
Copper	445	239	55	4	4	(8)		151
Capital Projects[3]	-	-	-	12	-	(3)		(9)
Barrick Energy	42	17	26	-	2	2		(5)
	$ 3,644	$ 1,376	$ 389	$ 42	$ 55	$ 13		$ 1,769

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended March 31, 2011	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)	[1]	Segment income (loss)	[2]
Gold
North America	$ 1,178	$ 341	$ 117	$ 8	$ 7	$ 51		$ 654
South America	545	144	42	-	9	10		340
Australia Pacific	716	319	66	13	13	1		304
ABG	264	134	32	8	13	7		70
								-
Copper	345	102	19	-	-	(4)		228
Capital Projects[3]	-	-	-	9	-	3		(12)
Barrick Energy	39	10	21	-	2	4		2
	$ 3,087	$ 1,050	$ 297	$ 38	$ 44	$ 72		$ 1,586

[1]	Other expenses include accretion expense. For the three months ended March 31, 2012, accretion expense was $13 million (2011: $7 million).
[2]

We manage the performance of our business units using a measure of income before interest and taxes; consequently, interest income, interest expense and income taxes are not allocated to our regional business units.

[3]

The Capital Projects segment relates to our interests in our significant gold projects under construction. Segment income (loss) for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects.

BARRICK FIRST QUARTER 2012	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes

For the three months ended March 31	2012	2011
Segment income	$1,769	$1,586
Depreciation of corporate assets	(5)	(7)
Global exploration and evaluation costs	(58)	(30)
Corporate administration	(48)	(42)
Other income (expenses)	2	51
Impairment charges	(94)	-
Finance income	3	3
Finance costs (excludes accretion)	(35)	(25)
Gain (loss) on non-hedge derivatives	34	(31)
Gain from equity investees not attributable to segments	-	4
Income before income taxes	$1,568	$1,509

Asset Information

Segment capital expenditures[1]	For the three months ended March 31
	2012	2011
Gold
North America	$212	$238
South America	72	46
Australia Pacific	108	104
ABG	53	53
Copper	148	6
Capital Projects	584	595
Barrick Energy	55	36
Segment total	1,232	1,078
Other items not allocated to segments	14	7
Enterprise total	$1,246	$1,085

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended March 31, 2012, cash expenditures were $1,315 million (2011: $1,071 million) and the decrease in accrued expenditures was $69 million (2011: $14 million increase).

5 > REVENUE

For the three months ended March 31	2012	2011
Gold bullion sales[1]
Spot market sales	$3,038	$2,561
Concentrate sales[2]	84	102
	3,122	2,663
Copper sales[1]
Copper cathode sales	302	316
Concentrate sales[2]	143	29
	445	345
Oil and gas sales	42	39
Other metal sales	35	40
Total	$3,644	$3,087

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 17C).
[2]

Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the three months ended March 31, 2012, treatment charges and refinement charges for gold were $1 million (2011: $3 million) and for copper was $23 million (2011: $nil).

Revenue

In first quarter 2012, we began reclassifying our treatment and refinement charges incurred on the sale of concentrates from cost of sales and began offsetting them against revenue. This change will not have any impact on our net income or net assets. We have restated prior period results to conform to current presentation.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at March 31, 2012 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price US$M
For the three months ended March 31	2012	2011	2012	2011
Copper pounds (millions)	59	28	$ 23	$ 12
Gold ounces (000’s)	32	31	5	4

For the three months ended March 31, 2012, our provisionally priced copper and gold sales included provisional pricing adjustments of $22 million (2011: $5 million) and $1 million (2011: $nil) respectively.

At March 31, 2012, our provisionally priced copper and gold sales subject to final settlement were recorded at average

BARRICK FIRST QUARTER 2012	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

prices of $3.84/lb (2011: $4.26/lb) and $1,674/oz (2011: $1,423/oz) respectively. The sensitivities in the above tables have been determined as the impact of a 10 percent change in commodity prices at each reporting date, while holding all other variables constant.

6 > COST OF SALES

For the three months ended March 31	2012	2011
Direct mining cost1, [2]	$1,297	$979
Depreciation	394	304
Royalty expense	79	71
	$1,770	$1,354
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $14 million for the three months ended March 31, 2012 (2011: $1 million).
[2]	Direct mining cost includes the costs of extracting co-products.

7 > EXPLORATION AND EVALUATION

For the three months ended March 31	2012	2011
Exploration:
Minesite exploration	$15	$21
Global programs	44	21
	59	42
Evaluation costs	37	23
Exploration and evaluation expense[1]	$96	$65

[1]	Approximates the impact on operating cash flow.

8 > EARNINGS PER SHARE

	2012		2011
For the three months ended March 31 ($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted
Net income	$1,039	$1,039	$1,015	$1,015
Net income attributable to non-controlling interests	(10)	(10)	(14)	(14)
Net income attributable to equity holders of Barrick Gold
Corporation	$1,029	$1,029	$1,001	$1,001
Weighted average shares outstanding	1,000	1,000	999	999
Effect of dilutive securities-stock options	-	2	-	2
	1,000	1,002	999	1,001
Earnings per share data attributable to the equity holders of
Barrick Gold Corporation
Net income	$1.03	$1.03	$1.00	$1.00

9 > OTHER CHARGES

A Other Expense

For the three months ended March 31	2012	2011
Operating segment administration[1]	$55	$44
Corporate social responsibility	17	9
Changes in estimate of rehabilitation costs at closed mines	1	5
World Gold Council fees	2	3
Currency translation losses[2]	-	3
Contingent purchase consideration[3]	-	39
Other expensed items	19	27
Total	$94	$130

[1]	Relates to costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital.

3 Amount relates to the re-measurement of a liability for contingent consideration for the acquisition of the additional 40% of the Cortez property in 2008.

B Impairment Charges
For the three months ended March 31	2012	2011
Impairment of other investments[1]	$ 87	$-
Impairment of available for sale investments	7	-
Total	$ 94	$-

[1]	Relates to impairment of Highland Gold Mining Limited upon reclassification from equity investees into other investments. Refer to note 13 for further details.

C Other Income
For the three months ended March 31	2012	2011
Gain on sale of long-lived assets/investments[1]	$ 10	$70
Currency translation gains[2]	19	-
Other	12	2
Total	$ 41	$72
[1]	Primarily relates to the gain on sale of our investments. 2011 gain relates to the disposition of our 10% interest in Sedibelo in first quarter 2011.
[2]	Amounts attributable to currency translation gains on working capital.

BARRICK FIRST QUARTER 2012	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10> FINANCE INCOME AND FINANCE COSTS

a) Finance Income

For the three months ended March 31	2012	2011
Interest income	$3	$3

b) Finance Costs

For the three months ended March 31	2012	2011
Interest	$157	$110
Amortization of debt issue costs	3	2
Losses on interest rate hedges	-	1
Interest capitalized[1]	(125)	(88)
Accretion	13	7
Total	$48	$32

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the three months ended March 31, 2012, the general capitalization rate was 1.3% (2011:0.5%).

11 > INCOME TAX EXPENSE

For the three months ended March 31	2012	2011
Current	$450	$433
Deferred	79	61
	$529	$494
Actual effective tax rate	34%	33%
Impact of net currency translation gains on deferred tax balances	1%	-
Impact of impairment charges and non-hedge derivatives	(3%)	-
Estimated effective tax rate on ordinary income	32%	33%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea and Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Australian Functional Currency Election

In first quarter 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

BARRICK FIRST QUARTER 2012	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items

For the three months ended March 31	2012	2011
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 9C)	$(19)	$3
Amortization of debt issue costs	3	2
RSU expense	11	6
Stock option expense	3	4
(Gain) loss from investment in associates and JCEs (note 13)	4	(1)
Change in estimate of rehabilitation provisions at closed mines	1	5
Inventory impairment charges (reversals) (note 14)	14	1
Accretion	13	7
Cash flow arising from changes in:
Derivative assets and liabilities	33	13
Other current assets	-	(2)
Value added tax recoverable	(24)	(15)
Accounts receivable	(10)	52
Other current liabilities	-	(1)
Prepaid assets	(51)	(48)
Accounts payable and accrued liabilities	(36)	(28)
Other assets and liabilities	(26)	40
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	(50)	-
Settlement of rehabilitation obligations	(12)	(9)
Other net operating activities	$(146)	$29

B Investing Cash Flows – Other Items
For the three months ended March 31	2012	2011
Funding of investments in associates and JCEs (note 13)	$(7)	$(10)
Other	(48)	(4)
Other net investing activities	$(55)	$(14)

C Financing Cash Flows – Other Items
For the three months ended March 31	2012	2011
Financing fees on long-term debt	$(7)	$(15)
Other	(7)	-
Other net financing activities	$(14)	$(15)

BARRICK FIRST QUARTER 2012	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > EQUITY IN INVESTEES

Equity Accounting Method Investment Continuity

	Highland Gold	Reko Diq[1]	Donlin Gold	Kabanga	Total
At January 1, 2012	$ 209	$ 121	$ 99	$ 11	$ 440
Equity pick-up (loss) from equity investees	-	(4)	-	-	(4)
Funds invested	-	3	3	1	7
Transfer to other investments	(209)	-	-	-	(209)
At March 31, 2012	$ -	$ 120	$ 102	$ 12	$ 234
Publicly traded	Yes	No	No	No

[1]	Refer to note 22 for further details.

In February 2012, we determined that our investment in Highland Gold Mining Limited (“Highland”) was non-core to our business operations and strategy. We are determined to divest our shareholding in an orderly process which delivers proper value to Barrick and supports the interests and aims of Highland and its shareholders. As a result of this decision, our investment in Highland meets the definition of held for sale and it has been reclassified out of equity in investees and into other current assets. On April 26, 2012, we completed the sale of our 20.4% investment in Highland for net proceeds of $122 million. In first quarter 2012, as a result of our intention to sell this non-core holding, we recognized an impairment loss of $87 million representing the difference between the net proceeds and our carrying value.

14 > INVENTORIES

	Gold		Copper
	As at March 31, 2012	As at December 31, 2011	As at March 31, 2012	As at December 31, 2011
Raw materials
Ore in stockpiles	$ 1,579	$ 1,401	$ 198	$ 189
Ore on leach pads	306	335	259	247
Mine operating supplies	771	757	120	128
Work in process	433	371	6	6
Finished products
Gold doré	34	111	-	-
Copper cathode	-	-	10	14
Copper concentrate	-	-	109	89
Gold concentrate	8	3	-	-
	3,131	2,978	702	673
Non-current ore in stockpiles[1]	(1,160)	(980)	(174)	(173)
	$ 1,971	$ 1,998	$ 528	$ 500
[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

For the three months ended March 31	2012	2011
Inventory impairment charges	$ 14	$ 1

Purchase Commitments

At March 31, 2012, we had purchase obligations for supplies and consumables of $1,817 million.

BARRICK FIRST QUARTER 2012	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > PROPERTY, PLANT, AND EQUIPMENT

	As at March 31, 2012	As at December 31, 2011
Depreciable assets	$ 14,861	$ 14,706

Non-depreciable assets
Capital projects
Pascua-Lama	4,132	3,749
Pueblo Viejo[1]	3,763	3,554
Cerro Casale[1]	1,765	1,732
Jabal Sayid	1,731	1,605
Construction-in-progress	1,376	1,314
Acquired mineral resources and exploration potential	2,209	2,278
Other	54	41
	$ 29,891	$ 28,979
[1]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of $2,081 million at March 31, 2012.

16 > GOODWILL

	As at March 31, 2012	As at December 31, 2011
Gold
North America	$2,376	$2,376
South America	441	441
Australia Pacific	1,480	1,480
ABG	179	179
Gold carrying amount	$4,476	$4,476
Copper	4,249	4,249
Capital Projects	809	809
Barrick Energy	94	92
Total carrying amount	$9,628	$9,626

We do not have any goodwill that is deductible for income tax purposes.

17 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B Debt

First Credit Facility

We have a credit and guarantee agreement (the “First Credit Facility”) with certain lenders, which requires such lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian dollars. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

Equinox Acquisition Financing

In May 2011, we entered into a credit and guarantee agreement (the “Second Credit Facility”) with certain lenders, which required such lenders to make available to us a credit facility of $2 billion or the equivalent amount in Canadian dollars.

In order to finance a portion of the Equinox Minerals Limited, including the payment of related fees and expenses, we drew $1.5 billion on the First Credit Facility in May 2011 and $1.0 billion on the Second Credit Facility in June 2011.

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities. The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

Refinancing of Second Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “Third Credit Facility”) with certain lenders, which requires such lenders to make available to us a credit facility of $4 billion or the equivalent amount of Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.00% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts. The $4 billion facility matures in 2017. Coincident with becoming effective, we drew $1 billion on the Third Credit Facility, paid down the $1 billion outstanding under the Second

BARRICK FIRST QUARTER 2012	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Credit Facility and then terminated the Second Credit Facility.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively.

At March 31, 2012, the undrawn amount on this financing agreement was $95 million.

Other Fixed Rate Notes

We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These guarantees will rank equally with our other unsecured and unsubordinated obligations.

3.85% and 5.25% Notes

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the Third Credit Facility.

SCHEDULED DEBT REPAYMENTS
	2012	2013	2014	2015	2016	2017 and thereafter
1.75%/2.9%/4.4%/5.7% notes	$ -	$ -	$ 700	$ -	$ 1,100	$ 2,200
5.80%/4.875% notes	-	-	350	-	-	400
5.75%/6.35% notes	-	-	-	-	400	600
Other fixed rate notes	-	500	-	-	-	2,750
Project financing	-	45	90	90	90	626
Other debt obligations	119	66	-	100	-	566
First Credit Facility	50	1,450	-	-	-	-
Third Credit Facility[1]	1,000	-	-	-	-	-
	$ 1,169	$ 2,061	$ 1,140	$ 190	$ 1,590	$ 7,142
Minimum annual payments under capital leases	$ 48	$ 42	$ 34	$22	$ 16	$22

[1]	Amounts drawn under the Third Credit Facility were repaid on April 10, 2012.

BARRICK FIRST QUARTER 2012	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Derivative Instruments at March 31, 2012

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - fixed swap positions	$ -	$ 200	$ -	$ 200	$ -	$ 200	$ -	$ 7
Currency contracts
A$:US$ contracts (A$ millions)	2,303	1,914	859	5,076	4,276	-	800	571
C$:US$ contracts (C$ millions)	763	229	-	992	666	-	326	14
CLP:US$ contracts (CLP millions)[1]	288,248	500,647	25,000	813,895	329,300	-	484,595	35
EUR:US$ contracts (EUR millions)	10	-	-	10	10	-	-	(1)
PGK:US$ contracts (PGK millions)	30	-	-	30	-	-	30	-
ZAR:US$ contracts (ZAR millions)	356	46	-	402	-	-	402	3
								622

Commodity contracts
Copper collar sell contracts (millions of pounds)	186	-	-	186	179	-	7	36
Copper bought floor contracts (millions of pounds)	30	-	-	30	30	-	-	6
Copper bought call contracts (millions of pounds)	179	-	-	179	-	-	179	1
Silver collar sell contracts (millions of ozs)	-	18	27	45	45	-	-	31
Diesel contracts (thousands of barrels)[2]	1,912	2,685	600	5,197	3,887	-	1,310	73
Propane contracts (millions of gallons)	4	-	-	4	4	-	-	1
Electricity contracts (thousands of megawatt hours)	32	16	-	48	-	-	48	-
								148
Total								777

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects.
[2]

Diesel commodity contracts represent a combination of WTI, ULSD, WTB, MOPS, Brent-WTI spread swaps and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, Brent represents Brent crude, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

Cash Flow Hedge Gains (Losses) in AOCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/ Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long- term debt	Total
At January 1, 2012	$ 44	$ 82	$ 29	$ 572	$ 19	$ 18	$ (31)	$ 733
Effective portion of change in fair value of hedging instruments	(33)	(87)	14	84	4	4	(3)	(17)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	5	(8)	(96)	(4)	(6)	-	(109)
At March 31, 2012	$ 11	$ -	$ 35	$ 560	$ 19	$ 16	$ (34)	$ 607

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

BARRICK FIRST QUARTER 2012	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Gains (Losses) on Non-hedge Derivatives
For the three months ended March 31	2012	2011
Gains (losses) on non-hedge derivatives
Commodity contracts
Gold	$(2)	$4
Copper	(7)	(1)
Fuel	31	35
Currency contracts	67	(10)
Interest rate contracts	-	6
	$89	$34

Gains (losses) attributable to silver option collar hedges[1]	(51)	(82)
Gains (losses) attributable to copper option collar hedges[1]	(7)	16
Gains (losses) attributable to currency option collar hedges[1]	3	(5)
Hedge ineffectiveness	-	6
	$(55)	$(65)
	$34	$(31)

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

E) Fair Values of Financial Instruments

With the exception of long-term debt, all financial assets and financial liabilities are recorded at fair value or carried at an amount that approximates fair value due to the short-term nature and historically negligible credit losses. The fair value of long-term debt at March 31, 2012 was $14,107 million (December 31, 2011: $14,374 million).

18 > OTHER NON-CURRENT LIABILITIES
	As at March 31, 2012	As at December 31, 2011
Deposit on silver sale agreement	$464	$453

Derivative liabilities	45	42
Provision for supply contract restructuring costs	24	25
Provision for offsite remediation	62	61

Other	133	108
	$728	$689

19 > PROVISIONS

	As at March 31, 2012	As at December 31, 2011
Environmental rehabilitation	$ 2,103	$2,080
Pension benefits	113	124
Other post retirement benefits	21	22
RSUs	29	22
Other	74	78
	$ 2,340	$2,326

20 > CAPITAL STOCK

A Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,000,546,737 common shares); 10,000,000 First preferred shares Series A (issued nil); 10,000,000 Series B (issued nil); and 15,000,000 Second preferred shares Series A (issued nil). Our common shares have no par value.

B Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

21 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total
At December 31, 2011	$937	$752	$502	$2,191
Share of income (loss)	1	10	(1)	10
Cash contributed	134	-	6	140
Decrease in non-controlling interest[1]	-	(3)	-	(3)
At March 31, 2012	$1,072	$759	$507	$2,338

[1]	Represents distribution payments to Tulawaka’s outside interest holder.

BARRICK FIRST QUARTER 2012	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

22 > LITIGATIONS AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. The description of the legal proceedings set out below should be read in conjunction with the “Litigation and Claims” note set out in the Company’s most recently filed Annual Report.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the Plaintiff’s claims, the Ninth Circuit issued an opinion in which it held that the Plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS. On January 3, 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The Plaintiffs have appealed this decision.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the

Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Nevada state court issued an order granting the Company’s motion to dismiss the action court on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending. In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. The motion has been briefed and is currently pending. In January 2009, Marcopper filed an entry of appearance in the action. In March 2012, Marcopper filed a motion to dismiss the action on various grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In August 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint

BARRICK FIRST QUARTER 2012	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. The Urgent Motion for Ruling on Jurisdiction is now fully briefed. On

November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court. In this Motion for Intervention, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the Motion for Intervention, or certain other matters before the Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. On November 28, 2011, TCC filed two requests for international arbitration: one against the Government of Pakistan with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. Constitution of the ICC and ICSID arbitration panels is in process. The GOB has filed jurisdictional objections in that proceeding. The ICSID has registered the arbitration request against Pakistan, but Pakistan has not yet taken any action in that proceeding.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the Governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”). The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration

BARRICK FIRST QUARTER 2012	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

The Supreme Court has resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. TCC continues to pursue its rights under international arbitration and Barrick and TCCP continue to vigorously defend the above actions. No amounts have been accrued for any potential loss under these complaints. Pueblo Viejo

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. No amounts have been accrued for any potential loss under this matter.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. The National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction. The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. The Company, through its operating subsidiaries for Veladero and Pascua-Lama, answered this remedy on June 29, 2011. No amounts have been accrued for any potential loss under this matter.

BARRICK FIRST QUARTER 2012	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	c/o Canadian Stock Transfer Company Inc.,
Suite 3700	as administrative agent
161 Bay Street, P.O. Box 212	P.O. Box 700, Postal Station B
Toronto, Canada M5J 2S1	Montreal, Quebec, Canada H3B 3K3
Tel: (416) 861-9911 Fax: (416) 861-0727	or
Toll-free throughout North America: 1-800-720-7415	American Stock Transfer & Trust Company, LLC
Email: investor@barrick.com	6201 – 15 Avenue
Website: www.barrick.com	Brooklyn, NY 11219

SHARES LISTED	Tel: (416) 682-3860 Fax: (514) 985-8843
ABX – The New York Stock Exchange
The Toronto Stock Exchange	Toll-free throughout North America
Tel: 1-800-387-0825 Fax: 1-888-249-6189
Email: inquiries@canstockta.com
Website: www.canstockta.com
INVESTOR CONTACT	MEDIA CONTACT
Greg Panagos	Andy Lloyd
Senior Vice President, Investor Relations	Senior Manager, Communications
and Communications	Tel: (416) 307-7414
Tel: (416) 309-2943	Email: alloyd@barrick.com
Email: gpanagos@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this First Quarter Report 2012, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; the ability of the company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the jurisdictions in which the company carries on business; acts of war, terrorism, sabotage and civil disturbances; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; inflation; adverse changes in our credit rating; level of indebtedness and liquidity; contests over title to properties, particularly title to undeveloped properties; the organization of our previously held African gold operations under a separate listed entity; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.